As filed with the Securities and Exchange Commission on May 8, 2006
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNATIONAL FUEL TECHNOLOGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	6770	88-0357508
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

7777 Bonhomme, Suite 1920
St. Louis, Missouri 63105
(Address, including zip code, of principal executive offices)

Registrant’s telephone number, including area code:
(314) 727-3333

Gary S. Hirstein
Chief Financial Officer
International Fuel Technology, Inc.
7777 Bonhomme, Suite 1920
St. Louis, Missouri 63105
(314) 727-3333
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public:  From time to time after the registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _

CALCULATION OF REGISTRATION FEE

Proposed Maximum
	Amount of Securities	Proposed Maximum	Aggregate Dollar	Amount of
Title of Each Class of	to be Registered	Offering	Price of Securities	Registration
Securities to be Registered	in the Offering	Price per Security(1)	to be Registered(1)	Fee(2)
Common Stock	8,559,972	$1.11	$9,501,568.92	$1,016.67

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, as amended, and is based on the last sale price reported for the registrant’s common stock on the OTC Bulletin Board on May 3, 2006.

(2)	The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is based on the last sale price reported for the registrant’s common stock on the OTC Bulletin Board on May 3, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 8, 2006

PROSPECTUS

INTERNATIONAL FUEL TECHNOLOGY, INC.

8,559,972 Shares

COMMON STOCK

We have prepared this prospectus to allow various International Fuel share, warrant and option holders, or their pledgees, donees, transferees or other successors in interest, to sell shares of our common stock which they received pursuant to various financing transactions and commercial relationships. We will receive no proceeds from the sale of these shares by the selling shareholders.

The selling shareholders are not “underwriters” within the meaning of the Securities Act of 1933 of the shares offered and sold under this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “IFUE.OB.” On May 3, 2006, the closing price of our common stock was $1.11 per share.

The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled “Risk Factors” on pages 3 through 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Please read this prospectus carefully. It describes our company and finances. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained in this prospectus to make your investment decision. We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. The information in this document may only be accurate as of the date of this document.

In this prospectus, we use the terms “International Fuel,” “we,” “us” and “our” to refer to International Fuel Technology, Inc.

The date of this prospectus is          , 2006.

PROSPECTUS SUMMARY

The following summary is only a shortened version of the more detailed information, exhibits and financial statements appearing elsewhere in this prospectus. Prospective investors are urged to read this prospectus in its entirety.

International Fuel Technology, Inc.

We are in the business of developing and marketing a family of cost-effective fuel additives that are designed to improve the efficiency of and reduce required maintenance of internal combustion engines. Our fuel additives are designed to reduce the level of certain harmful emissions created through the combustion process and to lower maintenance costs. We have entered into the commercialization stage for our technology and products. We market and sell our products to large fuel consumers in global markets. See section entitled “Description of Business.”

While we believe that the objectives of our strategic development, sales and marketing plans are reasonably attainable, we caution you that our ability to achieve these goals is subject to the risks described in the “Risk Factors” section below, including, but not limited to, the resources that we currently have available to pursue our plans, the acceptance of our products in the marketplace, the generation of sufficient revenues to achieve positive cash flow, our ability to withstand competitive forces, our ability to retain and attract needed personnel, our reliance on third parties for sales development and product manufacture and the uncertainties associated with the rapidly changing business and technological environment for companies transitioning from a development to a commercialization stage, in general, and the fuel performance enhancement industry in particular.

As of May 3, 2006, 84,796,724 shares of our common stock were issued and outstanding. Our common stock is quoted on the OTC Bulletin Board under the symbol “IFUE.OB.”

We have our principal executive offices at 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105. Our telephone number is (314) 727-3333 and our website is located at www.internationalfuel.com.

Securities To Be Registered

We are registering a total of 8,559,972 shares of our common stock on this registration statement, of which this prospectus forms a part. This registration statement has been prepared pursuant to securities purchase agreements and other commercial agreements entered into by us and other third parties as more fully described and listed herein.

Common Stock

2005 Private Placements

During 2005, we issued common stock to accredited investors in private placement transactions as part of an effort to raise capital. Because these shares were issued in private placements, they are restricted. Pursuant to certain securities purchase agreements we entered into in connection with these private placements, we are registering 4,447,979 shares of these restricted shares of common stock on this registration statement. The sales price of the shares sold in these private transactions was based on the closing price of our common stock on the date of the investor’s commitment for purchase.

Options

FT Marketing, Ltd.

Pursuant to a marketing agreement entered into with FT Marketing, Ltd. in the second quarter of 2005, we are also registering 3,000,000 shares for the issuance of options to purchase our common stock. These options expire according to the following schedule: 1,000,000 options expire May 16, 2006; 500,000 options expire May 16, 2008; 500,000 options expire November 16, 2008 and 1,000,000 options expire May 16, 2010.

Warrants

2005 Private Placements

Also as part of our efforts to raise capital in 2005, we issued warrants exercisable for 1,111,993 shares of common stock to certain accredited investors, which vested immediately upon the purchase commitment date. All 1,111,993 shares of common stock underlying these warrants are being registered on this registration statement pursuant to certain securities purchase agreements. The warrant exercise price for each investor was based on the related closing price of our common stock on the date of commitment for purchase. These warrants expire five years from the original purchase commitment date.

Use of Proceeds

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders, but we will receive up to $7,624,995 in proceeds from the exercise of the options and warrants if the selling shareholders exercise all of the options and warrants. If we receive proceeds from option and warrant exercises covered by this prospectus, we will use the proceeds received from the issuance to advance research and development and to provide for other operating needs.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this report, including those under the heading “Risk Factors,” and the documents filed by us with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will, in fact, prove accurate. Our ability to accomplish our objectives, and whether or not we will be financially successful, is dependent upon numerous factors, each of which could have a material effect on the results obtained. Some of these factors are within the discretion and control of management and others are beyond management’s control. Management considers the assumptions and hypotheses used in preparing any forward-looking assessments of profitability contained in this document to be reasonable by management. However, we cannot assure investors that any projections or assessments contained in this document or otherwise made by management will be realized or achieved at any level. We make no representation or warranty as to the accuracy or completeness of any of these assumptions, and nothing contained in this document should be relied upon as a promise or representation as to any future performance or events. We do not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances. Prospective investors should have this prospectus reviewed by their personal investment advisors, legal counsel or accountants to properly evaluate the risks and contingencies of this offering. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect” and other similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements.

RISK FACTORS

An investment in the securities offered through this prospectus is highly speculative and subject to a high degree of risk. Only those who can bear the risk of loss of their entire investment should participate.  Prospective investors should carefully consider the following factors, among others, before making an investment in the common stock described in this document.

Because we have transitioned from a development stage to a commercialization phase for our products with a new technology and little market and sales visibility, we may not be able to create market demand for our products.

We are currently engaged in laboratory testing and customer field trials to generate purchasing interest in our products. We have only a limited marketing history. Potential investors should be aware that there is a substantial risk of failure associated with development stage businesses attempting to make the transition to self-sustaining commercial entities because of the lack of established customer knowledge and acceptance of the new products being marketed. We have experienced in the past, and may experience in the future, many of the problems, delays and expenses, many of which are beyond our control, including but not limited to those depicted below.

•	substantial delays and expenses related to testing and further development of our products;

•	customer resistance relating to the marketing of a new product in the marketplace;

•	competition from larger and more established companies; and

•	the lack of market acceptance of our new products and technologies.

We have a history of operating losses and due to our lack of sustainable sales today, and the possibility of not achieving our sales goals, we may not become profitable or be able to sustain profitability.

Since our inception we have incurred significant net losses. We reported net losses of $5,329,747 and $4,518,936 for the twelve months ended December 31, 2005 and December 31, 2004, respectively. Our accumulated deficit as of December 31, 2005 was $44,615,399. We expect to continue to incur net losses and negative cash flow in the near future. The magnitude of these losses will depend, in large part, on our ability to realize product sales revenue from marketing our products. To date, we have not had any material operating revenue from the sale of our products. Our ability to generate revenues will be dependent upon, among other things, being able to convince customers of the efficacy and benefits of our products, the acceptance of our technology and products by potential customers and the ability to sell our products at a sufficient profit margin. Because we do not yet have a material, recurring revenue stream resulting from the sale of our products, there can be no assurance that we will be successful in our sales efforts. We expect our operating expenses to increase, reflecting increased testing and marketing expenses in the short term which will necessitate higher levels of revenue for profitability when, and if, we begin to generate recurring revenues. Should we achieve profitability, there is no assurance we can maintain, or increase, our level of profitability in the future.

We have only a limited product sales history upon which to base any projection of the likelihood we will prove successful, therefore, we may not achieve profitable operations, or even generate meaningful operating revenues.

Our fuel performance enhancing technology, which is based upon surfactant chemistry, is a relatively new approach to fuel performance in internal combustion engines and, therefore, may never prove commercially viable. It is possible that we may not be able to reproduce on a sustainable basis the preliminary performance results achieved in certain of our research and development efforts.

We are uncertain how many laboratory and customer field trial test programs will be necessary to demonstrate to our potential customers any fuel economy benefit from our products, nor can there be any assurance that such test programs will convince potential customers of the efficacy of our products. The success of any given product in the marketplace is dependent upon many factors, with one of the most important factors being the ability to demonstrate a sustainable and meaningful economic benefit to product end-users. If our products are unable to provide this sustainable economic benefit, or potential customers do not recognize these economic benefits, our business could fail.

If projected sales and revenues do not materialize as planned, we will require additional financing to continue operations.

While we currently have sufficient funds available to provide resources for our operations for approximately the next 18 months, failure to achieve significant, sustained sales and revenues by the end of this period will require us to seek additional financing. Our budget for the next twelve months emphasizes the continued development and marketing of our products. Cash requirements during the next twelve-month period are expected to average approximately $250,000 per month. In addition, changes may occur in our current operations that could exhaust available cash resources sooner than anticipated. If anticipated product sales do not materialize, or are significantly less than anticipated, we will need to raise additional funds to continue product development and commercialization activities. If this future financing is not available, investors may lose a substantial portion, or all, of their investment, and our business may fail. We currently have no immediate means for obtaining any additional financing. Consequently, we cannot assure investors that additional financing, if necessary, will be available to us on acceptable terms, or at all.

We are dependent on third parties for the distribution of our products outside North America and any conflicts with these third parties may prevent us from commercializing our products in these regions.

We have entered into distribution and sales agency agreements with certain third parties to help us achieve rapid customer trialing and acceptance of our products, and to oversee certain elements of our field-testing program. These contracts have no fixed expiration dates and are cancelable at any time. If these third parties elect to discontinue their efforts, we may not be able to commercialize our products in a timely manner, or to commercialize them at all.

Although certain of these agreements contain progress milestones, we are not able to control the amount of time and effort these third parties put forth on our behalf. It is possible that any of these third parties may not perform as expected, may not achieve the contractual milestones and may breach or terminate their agreements with us before completing their work. Any failure of a third party to provide the services for which we have contracted could prevent us from commercializing our products.

As we currently purchase all of our product supply requirements from a single, outside source and have no in-house product manufacturing capability, any business complications arising with either our supplier or with our supplier relationship could create adverse consequences to the adequate supply of our products.

We currently contract with a single, outside specialty chemical manufacturing company for the production and supply of 100% of our product needs. We have no in-house product manufacturing capability and, therefore, are exposed to potential product supply disruptions caused by adverse business circumstances with our supplier (for example, raw material shortages, plant breakdowns and other adverse circumstances affecting the supply of our products from this supplier). There can be no assurances that, in the event of a supply disruption, we would be able to quickly contract with another manufacturer for the continued supply of our products. We, therefore, could lose sales for an extended period of time.

There is a risk that one or more of the raw material suppliers could stop making a building block raw material necessary for production of our product and, therefore, cause a supply shortage until substitution raw materials could be identified and located.

If our supplier was no longer able to obtain building block raw materials necessary for production of our product, suitable substitutes would have to be identified and obtained. There can be no assurances that, in the event of a raw material supply disruption, we would be able to quickly identify and obtain a suitable substitute component and, therefore, we could lose sales for an extended period of time.

Products developed by our competitors could reduce the sales of our products, thereby severely impacting our ability to meet our sales goals or to continue operations.

We may face competition from companies that are developing and marketing products similar to those we are developing and marketing. The petroleum/fossil fuels industry has spawned a large number of efforts to create technologies that help improve the performance of internal combustion engines and reduce harmful emissions. These companies may have significantly greater marketing, financial and managerial resources than us. We cannot assure investors that our competitors will not succeed in developing and distributing products that will render our products obsolete or non-competitive. Generally, such competition could potentially force us out of business.

Our products are designed for use in internal combustion engines and the development of alternative engine design and technology could severely reduce the market for our products.

Our products are designed for, and marketed to, customers utilizing internal combustion engines. Significant efforts now exist to develop alternatives to internal combustion engines. In addition, the regulatory environment is becoming increasingly restrictive with regard to the performance of internal combustion engines and the harmful emissions they produce. If alternatives to internal combustion engines become commercially viable, it is possible that the potential market for our products could be reduced, if not eliminated.

If we are unable to protect our technology from use by competitors, there is a risk that we will sustain losses, or that our business could fail.

Our success will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in both the United States and other countries. We have taken steps to protect our intellectual property through patent applications in the United States Patent and Trademark Office and its international counterparts under the Patent Cooperation Treaty. We cannot provide any assurance that patents will issue from these applications or that, with respect to any patents, issued or pending, the claims allowed are, or will be, sufficiently broad enough to protect the key aspects of our technology, or that the patent laws will provide effective legal or injunctive remedies to stop any infringement of our patents. In addition, we cannot assure investors that any patent rights owned by us will not be challenged, invalidated or circumvented, or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. If we are forced to defend our patents in court, well-funded adversaries could use such actions as part of a strategy for depleting the resources of a small company such as ours. We cannot assure investors that we will have sufficient resources to successfully prosecute our interests in any litigation that may be brought.

Because of the nature of our products, we may be subject to government approvals and regulations that reduce our ability to commercialize our products, increase our costs of operations and decrease our ability to generate income.

We are subject to United States and international laws and regulations regarding the products we sell. There is no single regulatory authority to which we must apply for certification or approval to sell our products in the United States, or outside its borders. Any changes in policy or regulations by regulatory agencies in countries in which we intend to do business may cause delays or rejections of our attempts to obtain necessary approvals for the sale of our products.

There can be no assurance that we will obtain regulatory approvals and certifications for our products in all of the markets we seek to conduct business. Even if we are granted such regulatory approvals and certifications, we may be subject to limitations imposed on the use of our products. In the future, we may be required to comply with certain restrictive regulations, or potential future regulations, rules, or directives. We cannot guarantee that restrictive regulations will not, in the future, be imposed. Such potential regulatory conditions or compliance with such regulations may increase our cost of operations or decrease our ability to generate income.

We create products that may have harmful effects on the environment if not stored and handled properly prior to use, which could result in significant liability and compliance expense.

The blending of base fuels with our current or future products involves the controlled use of materials that could be hazardous to the environment. We cannot eliminate the risk of accidental contamination or discharge to the environment of these materials and any resulting problems that occur. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We may be named a defendant in any suit that arises from the improper handling, storage or disposal of these products. We could be subject to civil damages in the event of an improper or unauthorized release of, or exposure of individuals to, these materials. Claimants may sue us for injury or contamination that results from use by third parties of our products and our liability may exceed our total assets. Compliance with environmental laws and regulations may be expensive and current or future environmental regulations may impair our research, development and sales and marketing efforts. Although we carry product and general liability insurance with limits we deem sufficient, there can be no assurance that an event, or series of events, will not occur that will require, in the aggregate, resources in excess of these limits.

If we lose any key personnel or are unable to attract qualified personnel and consultants, we may lose business prospects and sales, or be unable to otherwise fully operate our business.

We are dependent on the principal members of our management staff, the loss of any of whom could impair our product development and commercialization efforts underway. Our success will be largely dependent on the decisions made by members of home office and field sales management. Furthermore, we may depend on our ability to attract and retain additional qualified personnel to develop and manage our future business and markets. We may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits which may reduce the working capital available for our operations. We cannot assure investors that we will be able to obtain qualified personnel on reasonable terms, or that we will be able to retain our existing management staff.

We may have difficulties managing growth, which could lead to lost sales opportunities.

While we have not yet achieved any meaningful, sustained revenues through the sale of our products, should certain events occur, such as a large, recurring order from a well-known company or endorsement of our products from a well-known commercial entity, sales may escalate rapidly. Rapid growth could strain our human and infrastructure resources, potentially leading to higher operating costs, lost sales opportunities, or both. Our ability to manage operations and control growth will be dependent upon our ability to improve our operational, financial and management controls, reporting systems and procedures, and to attract and retain adequate numbers of qualified employees. Should we be unable to successfully provide the resources needed to manage growth, customer satisfaction could suffer and higher costs and losses could develop.

Our shares are quoted on the Over-The-Counter Bulletin Board and are subject to a high degree of volatility and liquidity risk.

Our common stock is currently quoted on the OTC Bulletin Board. As such, we believe our stock is more price volatile and the share liquidity characteristics to be of higher risk than if we were listed on one of the national exchanges. Also, if our stock were no longer quoted on the OTC Bulletin Board, the ability to trade our stock would become even more limited and investors may not be able to sell their shares.

Future sales of our common stock may cause our stock price to decline.

Our stock price may decline by future sales of our shares or the perception that such sales may occur. As of May 3, 2006 approximately 36,876,555 shares of common stock held by existing shareholders constitute “restricted shares” as defined in Rule 144 under the Securities Act, including 4,447,979 shares being registered for resale pursuant to this prospectus. In general, Rule 144 sets out rules for the sale of restricted securities, quantity and timing, by third parties and affiliates of International Fuel. Specifically, Rule 144 permits the sale of shares, under certain circumstances, without any quantity limitation, by persons who are not affiliates of International Fuel, and who have beneficially owned the shares for a minimum period of two years.

Approximately 87.45% of the restricted shares of our common stock are either eligible for sale pursuant to Rule 144 or are being registered for resale pursuant to this prospectus. The possible sale of these shares after registration pursuant to this prospectus may, in the future, have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely affect our ability to raise additional equity capital.

The selling shareholders are offering all of the common stock offered through this prospectus. The selling shareholders are not restricted in the price at which they can sell the common stock. Shares sold at a price below the current market price at which the common stock is trading may cause that market price to decline. The shares of common stock covered by this prospectus represent 10.09% of our outstanding shares as of May 3, 2006.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered through this prospectus by the selling shareholders, but we will receive up to $7,624,995 in proceeds from the exercise of the options and warrants, if the selling shareholders exercise all of the options and warrants. If we receive proceeds from option and warrant exercises covered by this prospectus, we will use the proceeds received from the issuance to advance research and development and to provide for other operating needs.

DETERMINATION OF OFFERING PRICE

The selling shareholders may determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock has been quoted on the OTC Bulletin Board system under the symbol “IFUE.OB” since October 1998. The per share prices below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The following table provides the range of high and low sales prices as reported by the OTC Bulletin Board for each quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included.

	2004	2004	2005	2005
	High	Low	High	Low

First quarter	$0.42	$0.16	$2.96	$1.79
Second quarter	$0.74	$0.29	$2.30	$0.72
Third quarter	$0.45	$0.27	$2.74	$1.40
Fourth quarter	$1.97	$0.34	$2.34	$1.35

As of the close of business on May 3, 2006, the last reported sales price per share of our common stock was $1.11. There were approximately 1,318 holders of record of our common stock at the close of business on May 3, 2006. This number does not include beneficial owners and persons whose shares are held by a bank, brokerage house or clearing company, but does include such banks, brokerage houses and clearing companies.

No cash dividends have been paid on our common stock since our inception and we do not anticipate paying dividends in the foreseeable future. We currently intend to retain earnings, if any, for future growth and expansion opportunities.

SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders of up to 8,559,972 shares of common stock owned or acquired on exercise of options and warrants by the selling shareholders. The footnotes to the table below give information about shares issuable on the exercise of the options and warrants by the selling shareholders.

Selling shareholders that are affiliated with International Fuel or any subsidiary of International Fuel are disclosed further below.

The following information has been provided to us by the selling shareholders. All calculations for the numbers of shares and percentages of ownership are stated as of the date of this prospectus and assume the issuance of 4,111,993 shares upon the exercise of all the selling shareholders’ options and warrants. Not included in these calculations are the additional shares issuable on exercise of other options and warrants held by persons who are not selling shareholders. Unless otherwise indicated in the footnotes to the table below, and subject to community property laws where applicable, we believe that each of the selling shareholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned by the shareholder. The number of shares beneficially owned includes shares of common stock that the shareholder had the right to acquire within 60 days of March 31, 2006, including through the exercise of options or warrants. Also included are restricted shares of our common stock, over which the shareholder has voting power, but no investment power.

				No. and % of
	No. and % of Shares Owned		No. of Shares to	Shares Owned After
Name and Address	Before Offering(1)		be Registered	Offering(2)

FT Marketing, Ltd.,	3,000,000/3.42	%(3)	3,000,000	0/*
9 Columbus Centre Pelican Drive P.O. Box 805 Road Town, BVI
Giant Trading, Inc.,	4,111,709/4.66	%(4)	3,485,992	625,717/*
Polygon Hall Le Merchant Street St. Peter Port Guernsey
Magnum Growth Fund, L.P.,	109,051/*(5)		109,051	0/*
2875 NE 191 Street, Suite 900 Aventura, FL 33180
Magnum Select Fund Ltd.,	470,388/*(6)		470,388	0/*
Pareraweg 45 P.O. Box 467 Curacao, Netherlands Antilles
Robert Martin Goldman,	143,547/*(7)		143,547	0/*
1510 W. Montana St. Chicago, IL 60614
Durbin Investment Group, (1988 Trust, LLC)	187,500/*(8)		187,500	0/*
730 W. McNab Rd. Ft. Lauderdale, FL 33309
Gary Gladstein,	164,333/*(9)		164,333	0/*
15 Wyckham Hill Lane Greenwich, CT 06831
S.I.B. Partnership Ltd.,	240,517/*(10)		215,517	0/*
450 Seventh Avenue, 45th Floor New York, NY 10123
Global Fund Management Ltd.,	39,063/*(11)		39,063	0/*
C/O Euro-Dutch Trust Company Ltd. Charlotte House, Charlotte St. P.O. Box N-9204 Nassau, Bahamas
Daniel Yergin,	67,150/*(12)		67,150	0/*
2959 Davenport St. NW Washington, D.C. 20008
Brett Friedland,	50,472/*(13)		30,172	20,300/*
21019 NE 38th Ave. Aventura, FL 33180

				No. and % of
	No. and % of Shares Owned		No. of Shares to	Shares Owned After
Name and Address	Before Offering(1)		be Registered	Offering(2)

David Friedland,	22,241/*(14)		17,241	5,000/*
917 Manatee Way Aventura, FL 33019
Andrew & Lara Block,	33,931/*(15)		17,241	16,690/*
19904 NE 19 Place Miami, FL 33179
Cherise Metz,	55,747/*(16)		30,172	25,575/*
19470 Ambassador Ct. N. Miami Beach, FL 33179
Gary P. Applefield Trust,	17,241/*(17)		17,241	0/*
9935 Oaks Lane Seminole, FL 33772
Dr. Rick Linchitz,	31,250/*(18)		31,250	0/*
66 Highland Rd. Glen Cove, NY 11542
Douglas P. Zipes & Marilyn Joan Zipes,	50,000/*(19)		50,000	0/*
10614 Winterwood Carmel, IN 46032
Connemara Trust 1,	50,000/*(20)		50,000	0/*
Suite 2 North, Town Mills Rue du Pre, St. Peter Port Guernsey, GYI ILT Channel Islands
Golden Springs Overseas Ltd.,	17,241/*(21)		17,241	0/*
C/O Investec Trust S.A. 3 Place des Bergues 1201 Geneva, Switzerland
Soffer Enterprises, LP,	17,241/*(22)		17,241	0/*
1240 Harbor Court Hollywood, FL 33019
Jay Goldstein,	1,958,359/2.31	%(23)	147,059	1,811,300/2.13%
1326 Crossing Way Wayne, NJ 07470
BATL Mgt. (Tom Donino),	484,323/*(24)		183,823	300,500/*
7 Lakeside Drive Rye, NY 10580
William Timothy Burrow,	313,000/*(25)		12,500	300,500/*
1 Hollybush Close Sevenoaks Kent, UK, TN13 3XW
Jeffrey Johnson,	12,500/*(26)		12,500	0/*
10 Billers Chase Springfield, Chelmsford Essex, UK CM1 6BD United Kingdom
Cursitor Investments Inc.,	43,750/*(27)		43,750	0/*
C/O Brookland Securities, Avenue De La Gare 49, P.O. Box 2067 CH-2001 Neuchatel, Switzerland

*	Represents less than 1% of outstanding shares of common stock.

(1)	Includes shares underlying options or warrants which may not have yet been exercised.

(2)	Assumes all shares registered for resale under this prospectus are sold by the selling shareholders.

(3)	Includes 3,000,000 shares issuable upon exercise of options. FT Marketing, Ltd. is a subsidiary of Fuel Technologies Ltd. (FTL), one of our distributors. Mr. Dion Friedland is Chairman of FTL and is deemed the beneficial owner of these shares.

(4)	Includes 2,788,793 shares of restricted common stock and 697,199 shares issuable upon exercise of warrants. Also includes 625,717 unrestricted shares of common stock. All shares are beneficially owned by Mr. Dion Friedland, who is the Chairman of FTL, one of our distributors.

(5)	Includes 87,241 shares of restricted common stock and 21,810 shares issuable upon exercise of warrants.

(6)	Includes 376,310 shares of restricted common stock and 94,078 shares issuable upon exercise of warrants.

(7)	Includes 114,838 shares of restricted common stock and 28,709 shares issuable upon exercise of warrants.

(8)	Includes 150,000 shares of restricted common stock and 37,500 shares issuable upon exercise of warrants.

(9)	Includes 131,466 shares of restricted common stock and 32,867 shares issuable upon exercise of warrants.

(10)	Includes 172,414 shares of restricted common stock and 43,103 shares issuable upon exercise of warrants. Also includes 25,000 unrestricted shares of common stock.

(11)	Includes 31,250 shares of restricted common stock and 7,813 shares issuable upon exercise of warrants.

(12)	Includes 53,720 shares of restricted common stock and 13,430 shares issuable upon exercise of warrants.

(13)	Includes 24,138 shares of restricted common stock and 6,034 shares issuable upon exercise of warrants. Also includes 20,300 unrestricted shares of common stock. Mr. Dion Friedland is deemed to be the beneficial owner of all of these shares.

(14)	Includes 13,793 shares of restricted common stock and 3,448 shares issuable upon exercise of warrants. Also includes 5,000 unrestricted common shares. Mr. Dion Friedland is deemed to be the beneficial owner of all of these shares.

(15)	Includes 13,793 shares of restricted common stock and 3,448 shares issuable upon exercise of warrants. Also includes 16,690 unrestricted common shares. Mr. Dion Friedland is deemed to be the beneficial owner of all of these shares.

(16)	Includes 24,138 shares of restricted common stock and 6,034 shares issuable upon exercise of warrants. Also includes 25,575 unrestricted shares of common stock. Mr. Dion Friedland is deemed to be the beneficial owner of all of these shares.

(17)	Includes 13,793 shares of restricted common stock and 3,448 shares issuable upon exercise of warrants.

(18)	Includes 25,000 shares of restricted common stock and 6,250 shares issuable upon exercise of warrants.

(19)	Includes 40,000 shares of restricted common stock and 10,000 shares issuable upon exercise of warrants.

(20)	Includes 40,000 shares of restricted common stock and 10,000 shares issuable upon exercise of warrants.

(21)	Includes 13,793 shares of restricted common stock and 3,448 shares issuable upon exercise of warrants.

(22)	Includes 13,793 shares of restricted common stock and 3,448 shares issuable upon exercise of warrants.

(23)	Includes 117,647 shares of restricted common stock and 29,412 shares issuable upon exercise of warrants. Also includes 1,796,300 common shares held by First New York Securities and 15,000 unrestricted shares of common stock. Mr. Goldstein is deemed to be the beneficial owner of all of these shares.

(24)	Includes 147,059 shares of restricted common stock and 36,764 shares issuable upon exercise of warrants. Also includes 300,500 unrestricted common shares.

(25)	Includes 10,000 shares of restricted common stock and 2,500 shares issuable upon exercise of warrants. Also includes 300,500 unrestricted shares of common stock.

(26)	Includes 10,000 shares of restricted common stock and 2,500 shares issuable upon exercise of warrants.

(27)	Includes 35,000 shares of restricted common stock and 8,750 shares issuable upon exercise of warrants. Mr. Charles A. Stride is deemed beneficial owner of these securities. Mr. Stride is President of FTL, one of our distributors, and a member of our Board of Directors. At the time these shares and warrants were issued, Mr. Stride was not a Director of International Fuel.

The table above assumes that none of the selling shareholders sells shares of common stock not being offered hereunder or purchases additional shares of common stock. The table is based on 84,796,724 shares of common stock issued and outstanding as of March 31, 2006.

Mr. Dion Friedland and Mr. Stride, as discussed above, provide distributorship services for International Fuel. Mr. Dion Friedland is Chairman of Fuel Technologies Ltd., and its marketing affiliate, FT Marketing, Ltd. Mr. David Friedland, Mr. Brett Friedland, Lara Block and Cherise Metz are family members to Mr. Dion Friedland. Mr. Stride is a 10% shareholder and President of Fuel Technologies Ltd. Mr. Stride is a Director of Fuel Technologies Ltd., FT Marketing, Ltd. and Mega Connections, companies that have marketing and distribution contracts with International Fuel. Mr. Stride is also a Director of International Fuel. None of the remaining selling shareholders has had a material relationship with International Fuel, other than as a shareholder as noted above at any time within the past three years.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon the exercise of options and warrants to permit the resale of these shares of common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses relative to this registration.

The selling shareholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly to the purchaser or, alternatively, through underwriters, broker-dealers or agents, including on a firm commitment or best efforts basis. If shares are sold through underwriters, broker-dealers or agents, the selling shareholder will be responsible for underwriting discounts or commissions or agents’ commissions. Such shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions, brokered transactions or privately negotiated transactions):

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in private sales at negotiated prices directly or through one or more brokers, who may act as agent or principal;

•	effected through the writing of options, whether such options are listed on an options exchange or otherwise;

•	involving block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	involving an exchange distribution in accordance with the rules of the applicable exchange;

•	through short sales following the effectiveness of the registration statement, of which this prospectus forms a part;

•	in which broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	in which broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	involving purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	through the distribution of the shares by any selling shareholder to its partners, members or shareholders;

•	involving the transfer of shares by gift;

•	effected in accordance with any other method permitted pursuant to applicable law; or

•	that are a combination of any of the foregoing methods.

If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders, or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

In connection with sales of the shares of common stock or otherwise, certain of the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging positions they assume. After the effective date of the registration statement of which this prospectus is a part, the selling shareholders may sell shares covered by this prospectus short and deliver shares of common stock to close out such short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus, or any amendment to this prospectus, under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

In addition, the selling security holders will be subject to applicable provisions, rules and regulations under the Exchange Act, including Regulation M, which may limit the timing of purchases and sales of shares of common stock by the selling shareholders.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state, or an exemption from registration or qualification is available and is complied with.

We will indemnify certain of the selling shareholders against liabilities, including some liabilities under the Securities Act of 1933, in accordance with the registration rights agreements, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against liabilities, including liabilities under the Securities Act of 1933, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

The selling shareholders may be deemed to be underwriters under the Securities Act of 1933.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

We have 150,000,000 authorized shares of common stock with a par value of $0.01 per share, of which 84,796,724 were outstanding as of May 3, 2006.

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of Directors. There is no right to cumulative voting in the election of Directors. Shareholders holding a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our shareholders. The vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of our Articles of Incorporation.

Holders of common stock are entitled to receive dividends on a pro rata basis, when, and if declared by the Board of Directors, from funds legally available. In the event of the liquidation, dissolution or winding up of our affairs, all of our assets and funds remaining after the payment of all debts and other liabilities, shall be distributed, pro rata, among the holders of the common stock. Holders of common stock are not entitled to preemption or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be when issued, fully paid and non-assessable.

2005 Private Placements

During 2005, we issued common stock to accredited investors in private placement transactions as part of an effort to raise capital. Because these shares were issued in private placements, they are restricted. Pursuant to certain securities purchase agreements we entered into in connection with these private placements, we are registering 4,447,979 shares of these restricted shares of common stock on this registration statement. The sales price of the shares sold in these private transactions was based on the closing price of our common stock on the date of the investor’s commitment for purchase.

Options

FT Marketing, Ltd.

Pursuant to a marketing agreement entered into with FT Marketing, Ltd. in the second quarter of 2005, we are also registering 3,000,000 shares for the issuance of options to purchase our common stock. These options expire according to the following schedule: 1,000,000 options expire May 16, 2006; 500,000 options expire May 16, 2008; 500,000 options expire November 16, 2008 and 1,000,000 options expire May 16, 2010.

Warrants

2005 Private Placements

Also as part of our efforts to raise capital in 2005, we issued warrants exercisable for 1,111,993 shares of common stock to certain accredited investors, which vested immediately upon the purchase commitment date. All 1,111,993 shares of common stock underlying these warrants are being registered on this registration statement pursuant to certain securities purchase agreements. The warrant exercise price for each investor was based on the related closing price of our common stock on the date of commitment for purchase. These warrants expire five years from the original purchase commitment date.

We have a total of 1,111,993 shares underlying warrants outstanding as of May 3, 2006.

Our transfer agent is Pacific Stock Transfer Company.

Description of Certain Provisions of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that shareholders may consider favorable. Set forth below is a description of certain of these provisions:

•	Removal of Directors; Vacancies

Our bylaws provide that Directors may be removed with or without cause upon the affirmative vote of holders of 66% of the outstanding shares entitled to vote. In addition, our bylaws also provide that any vacancies on our Board of Directors may be filled by a majority of the remaining Directors, or by a sole remaining Director. If the remaining Directors fail to fill any vacancy, the shareholders or persons holding their proxies may elect a Director to fill such vacancy, but any such election by written consent shall require the consent of 66% of the outstanding shares entitled to vote.

•	Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called at any time by the president and shall be called by our president or secretary at the request in writing of shareholders holding shares in the aggregate entitled to cast not less than a majority of the votes.

•	Shareholder Action by Written Consent

Our bylaws permit shareholder action by written consent.

Public Market

Our shares are currently quoted on the OTC Bulletin Board under the stock symbol “IFUE.OB.” On May 3, 2006, the closing sale price of our common stock was $1.11 per share.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of it or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries, nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, Director, officer, or employee.

SELECTED FINANCIAL DATA

The following table provides certain comparative financial data for International Fuel for the twelve months ended December 31, 2001, 2002, 2003, 2004 and 2005. The information provided in this table is qualified by the more complete information contained in the audited financial statements and the notes thereto provided later in this document, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus. For selected quarterly financial data, see Note 8 to our financial statements.

All year references relate to our prior fiscal years, unless otherwise stated.

	Fiscal Year Ended December 31,
	2005	2004	2003	2002	2001
	(In thousands of dollars, except share and per share data)

Revenues	$563	$24	$9	$20	$—
Operating Expenses	$5,924	$4,542	$2,817	$3,254	$6,787
Net Earnings	$(5,330)	$(4,519)	$(2,619)	$(3,479)	$(7,575)
Basic and Diluted Net Earnings per Common Share	$(0.07)	$(0.06)	$(0.04)	$(0.06)	$(0.21)
Weighted-average Shares	80,924,325	74,910,974	70,140,774	55,489,495	36,416,469
Cash and Cash Equivalents	$3,382	$530	$359	$14	$33
Short-term Investments	$2,481	$—	$—	$—	$—
Total Assets	$8,851	$3,819	$4,027	$4,067	$4,528
Long-term Debt	$—	$—	$—	$163	$258

See the New Accounting Pronouncements section and notes 1, 2 and 3 to our financial statements for a discussion of items that may affect the comparability of the information reflected in the table above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of certain significant factors that have affected International Fuel’s financial condition, results of operations and cash flows during the periods included in the accompanying financial statements. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus and filed with this registration statement.

Overview

We are a fuel performance enhancement technology company attempting to market and sell our products to large, industrial consumers of hydrocarbon based fuels. Our technology is relatively new to the fuel consuming market and we are beginning commercialization efforts with a very limited sales and revenue base. Our current focus is to market and sell our technology in global markets to large fuel consumers in the rail, trucking, and power generation industries. We believe the macro environment for our technology and products is excellent now and will be even better in the future. We believe ever-increasing environmental regulations will likely result in increased demand for additive products to help offset adverse fuel performance impacts resulting from these regulations. In addition, we believe the sharp increase in the price of oil, along with the higher prices expected in the future, will increase demand for fuel efficiency.

We made progress during 2005 in the pursuit of our corporate and product commercialization goals. To provide sufficient resources for us to continue our commercialization efforts, approximately $7,000,000 of cash was received through a successful sale of equity campaign. Product distribution gaps were addressed by signing definitive distributor agreements covering selected Asia Pacific Rim countries, Africa and significant parts of the European Union. Customer specific product field trials and laboratory testing activities increased significantly in 2005 and corporate and field sales staff resources were increased. Intellectual property assets were completely reviewed and their protection strengthened largely through the filing of a global Patent Cooperation Treaty application covering our latest product developments. We anticipate that our operating expenses will increase in 2006 due to increased testing and marketing to support our product commercialization efforts.

Specific business trends have developed as a result of our efforts. Although significant, recurring customer sales and revenue streams have not yet materialized, the number and magnitude of customer trials and laboratory testing is increasing at a rapid rate. We, and our distributors, have trials and testing underway in China, The Philippines, Australia, South Africa, France, The Netherlands, Great Britain and the United States. At the conclusion of these active trials and tests, we are hoping for further validation of the efficacy of our products in improving fuel economy, lowering maintenance expenses and lowering engine emissions. We believe the successful demonstration of these product attributes will lead to customer sales. We have seen a favorable trend in the results generated so far from the laboratory testing completed in South Africa, Great Britain and the United States. We hope to be able to transfer these favorable laboratory results to specific customers via field trials.

Results of Operations

Comparison of the Twelve Months Ended December 31, 2005 and the Twelve Months Ended December 31, 2004

Sales Revenues

Product sale revenues were $563,481 in 2005, reflecting the beginnings of success in our product marketing and sale efforts. Product sales revenues in 2004 were negligible. Although sustained levels of sales have not yet been reached, third party distributors have been added and product sales to these distributors are expected to rise in 2006. Product sales gross margins were 33% in 2005 and are expected to improve slightly in 2006, depending upon product raw material costs and distributor and end-user pricing conditions.

Operating Expenses

Operating expenses in 2005 and 2004 were driven primarily by stock option compensation, and the resulting recognition of the non-cash expense impacts of issuance. Operating expenses in 2005 and 2004 also were impacted by cost of products sold, increased marketing, research and development expenditures and staffing levels, resulting from an increased emphasis on product commercialization activities and the development of a corporate infrastructure to support these product commercialization efforts. This increasing operating expense trend is expected to continue in 2006. Total operating expenses were $5,923,926 for the twelve months ended December 31, 2005, as compared to operating expenses of $4,542,758 for the twelve months ended December 31, 2004 representing an increase of $1,381,168, or 30%, from the prior period. This increase is primarily driven by increased selling, general and administrative expense. The significant variances between the 2005 and the 2004 period for the operating expense categories are discussed below.

Selling, General and Administrative Expense

Selling, general and administrative expense was $5,144,398 for the twelve months ended December 31, 2005, as compared to $4,120,469 for the twelve months ended December 31, 2004, representing an increase of $1,023,929, or 25%, from the prior period. SG&A expense levels for the twelve months ended December 31, 2005 were significantly higher due to an increase in legal fees primarily directed toward intellectual property protection activities ($600,000) which includes the final settlement of a third party patent dispute in the United Kingdom, the fourth quarter 2005 recognition of Director Board services expense for the period 2000 through 2005 ($513,000), an increase in salaries and wages ($325,000), due primarily to increased corporate staff resources, and an increase in research and development expenditures ($200,000) as a result of a significant increase in laboratory and customer focused product testing and trials.

These increases in SG&A were partially offset by a decrease in stock option expense. Stock option expense was $1,441,580 for the twelve months ended December 31, 2005, as compared to $2,143,395 for the twelve-month period ended December 31, 2004, representing a decrease of $701,815, or 33%. This decrease is primarily due to the prior year expense of $1,626,700 recognized on options accounted for under variable accounting due to an increased stock price, compared to $369,820 in the current year. This decrease was partially offset by 2005 option expense recognition for options issued in 2005 and recognition of a full year of option expense in 2005 for options granted late in 2004.

Although we do not expect future legal fees and Board service compensation to approach 2005 levels, we do expect our research and development expenditures to increase during 2006.

Depreciation and Amortization Expense

Depreciation and amortization expense was $402,137 for the twelve months ended December 31, 2005, as compared to $405,869 for the twelve months ended December 31, 2004. The level of amortization and depreciation expenses for the twelve months ended December 31, 2005 is relatively unchanged due to minimal capital expenditures during 2005.

Interest Income

Interest income for the twelve months ended December 31, 2005 was $30,698, as compared to $0 for the twelve months ended December 31, 2004. This increase was due to the establishment of a cash management program during the fourth quarter of 2005 for the investment of excess cash balances in short-term, interest-bearing securities. Our available cash resources increased dramatically during 2005 with the successful sale of common equity during primarily the third quarter of 2005.

Interest Expense

Interest expense was $0 for the twelve months ended December 31, 2005 and 2004, respectively. We had no outstanding debt at December 31, 2005 and 2004, respectively.

Provision for Income Taxes

We have operated at a net loss since inception and have not recorded or paid any income taxes. We have significant net operating loss carry-forwards that would be recognized at such time as we demonstrate the ability to operate on a profitable basis for an extended period of time. The deferred income tax asset resulting primarily from the net operating loss carry-forwards has been fully reserved with a valuation allowance.

Net Earnings

Net earnings was a loss of $5,329,747 for the twelve months ended December 31, 2005, as compared to a net loss of $4,518,936 for the twelve months ended December 31, 2004, representing a decrease in net earnings of $810,811, or 18%, continuing the adverse earnings trend from the prior period. This negative earnings trend is expected to continue until we achieve sustained levels of product sales. An increasing sustained product sales revenue trend is expected to develop after the first quarter of 2006. Net earnings per share of common stock was $(.07) for the twelve months ended December 31, 2005, as compared to net earnings per common share of $(.06) for the twelve months ended December 31, 2004. The decrease in earnings per share was caused primarily by an increase in SG&A expenses discussed above for the twelve months ended December 31, 2005, compared to the same 2004 period.

Comparison of the Twelve Months Ended December 31, 2004 and the Twelve Months Ended December 31, 2003

Operating Expenses

Total operating expenses were $4,542,758 for the twelve months ended December 31, 2004, as compared to operating expenses of $2,817,739 for the twelve months ended December 31, 2003, representing an increase of $1,725,019, or 61%, from the prior period. The significant variances between the 2004 compared to the 2003 period for the operating expense categories are discussed below.

Selling, General and Administrative Expense

SG&A expense was $4,120,469 for the twelve months ended December 31, 2004, as compared to $2,405,570 for the twelve months ended December 31, 2003, representing an increase of $1,714,899, or 71% from the prior period. SG&A expense for the twelve months ended December 31, 2004 was higher primarily due to increased stock option expense (explained below), partially offset by reduced legal expenses of approximately $400,000 caused primarily by one-time legal settlement expenses incurred in 2003.

Stock option expense was $2,143,395 for the twelve months ended December 31, 2004, as compared to $33,279 for the twelve-month period ended December 31, 2003, representing an increase of $2,110,116. This increase is primarily due to $1,626,700 recognized on options accounted for under variable accounting due to an increased stock price and the expense recognition ($516,000) of the issuance of stock options in lieu of cash compensation for new consultants contracted in 2004.

Depreciation and Amortization Expense

Depreciation and amortization expense was $405,869 for the twelve months ended December 31, 2004, remaining fairly consistent to the twelve months ended December 31, 2003. No increase in depreciable assets occurred during the twelve months ended December 31, 2004.

Interest Expense

Interest expense was $0 for the twelve months ended December 31, 2004 and 2003, respectively. We had no long or short-term debt during 2004. In December 2003, as a result of a litigation settlement, we were released from an obligation regarding notes payable in the amount of $162,500, accrued interest relating to the notes of $27,500 and interest expense of $8,900. The write-off of the notes and interest were recognized as other income.

Provision for Income Taxes

We have operated at a net loss since inception and have not recorded or paid any income taxes. We have a significant net operating loss carry-forwards that would be recognized at such time as we demonstrate the ability to operate on a profitable basis for an extended period of time. The deferred income tax asset resulting primarily from the net operating loss carry-forwards has been fully reserved with a valuation allowance.

Net Earnings

Net earnings was a loss of $4,518,936 for the twelve months ended December 31, 2004, as compared to a net loss of $2,618,718 for the twelve months ended December 31, 2003, representing a net earnings decrease of $1,900,218, or 73%, from the prior period. Net earnings per share of common stock was $(.06) for the twelve months ended December 31, 2004, as compared to net earnings per common share of $.(04) for the twelve months ended December 31, 2003. The decrease in earnings per share was primarily caused by an increase in stock option expense, as explained above, for the twelve months ended December 31, 2004.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statements on Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share — Based Payment (“SFAS 123R”), which revised and replaced SFAS No. 123, Accounting for Stock-Based Payment (“SFAS 123”) and superceded Accounting Principles Bulletin (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R is effective for public companies at the beginning of the first annual reporting period that begins after June 15, 2005. SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in the statements of operations.

SFAS 123R permits public companies to adopt its requirements using one of two methods. The first adoption method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date (i) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The second adoption method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures, either (i) all prior periods presented or (ii) prior interim periods in the year of adoption.

We have elected the modified prospective method and will not restate prior year amounts. As permitted by SFAS 123, we currently account for share-based payments to employees under APB 25 using the intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The full impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior years, the impact of that adoption would have approximated the impact of SFAS 123, as described in the disclosure of pro forma net earnings and pro forma earnings per share. We expect the implementation of FAS 123R to cause an approximate $430,000 increase in stock option expense for the first quarter of 2006.

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations, An Interpretation of FASB Statement No. 143 (“FIN 47”). A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47, which became effective December 31, 2005 for calendar-year entities, did not have a material impact on our financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 retained accounting guidance related to changes in estimates, changes in a reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. We do not believe adoption of SFAS 154 will have a material impact on our financial position, results of operations or cash flows.

In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as outlined in Emerging Issues Task Force issue 03-01, The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments. The accounting requirements of FSP 115-1 are effective on January 1, 2006 and will not have a material impact on our financial position, results of operations or cash flows.

Critical Accounting Policies

Preparation of our financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance, as well as the use of estimates. Our application of these policies involves judgments regarding many factors, which in and of themselves could materially affect the financial statements and disclosures. We have outlined below the critical accounting policies that we believe are most difficult, subjective or complex. Any change in the assumptions or judgments applied in determining the following matters, among others, could have a material impact on future financial results.

Valuation of Long-lived Assets and Goodwill — We review the carrying values of our long-lived and intangible assets for possible impairment whenever events or changes in circumstances (such as changes in operations or estimated future cash flows) indicate that the carrying amount of the assets may not be recoverable. At a minimum, goodwill impairment is tested annually in the fourth quarter of each year. Goodwill impairment would also be reviewed if any events occur during the year that might indicate impairment. IFT calculates the fair value of the Company on a per share basis using the market capitalization value of IFT’s common stock compared to the book carrying value of the Company.

Revenue Recognition — We recognize revenue from the sale of our products when the products are shipped, and title and risk of loss has passed to the buyer. The majority of our revenues are from sales to product distributors. Product distributors do not have the option to return product that is not immediately sold to an end-user. Therefore, our revenue recognition is not conditional on whether a distributor is able to sell product to an ultimate product end-user. Our sales policies for end-users are consistent with product distributor sales policies.

Liquidity and Capital Resources

A critical component of our operating plan affecting our ability to execute the product commercialization process is the cash resources needed to pursue our marketing and sales objectives. Until we are able to generate positive and sustainable operating cash flow, our ability to attract additional capital resources is critical to funding its operations.

These concerns were significantly mitigated after the successful completion of equity sales during the second and third quarters of 2005. During 2005, we raised approximately $7,000,000 in cash from the issuance of restricted common stock in private placements.

While we cannot make any assurance as to the accuracy of our projections of future capital needs, we believe that, as a result of these successful sales of equity, we have adequate cash balances to fund operations through at least the 2006 fiscal year.

During 2005, we did not make significant investments in property and equipment and do not anticipate doing so in the immediate future. In addition, a significant portion of our operating loss relates to non-cash charges such as depreciation, amortization and stock option expense.

Net cash flow from operations was ($2,503,949) for the twelve months ended December 31, 2005, as compared to ($1,928,679) for the twelve months ended December 31, 2004. The increase in cash used in operations during 2005 was primarily due to an increase in net loss caused by increased SG&A expense, partially offset by an increase in accounts payable, compared to the 2004 period.

Cash used in investing activities was $2,487,793 for the twelve months ended December 31, 2005, as compared to $0 for the twelve months ended December 31, 2004. This decrease in investing cash flow was primarily due to the purchase of short-term investments during the fourth quarter of 2005, in conjunction with the implementation of our cash management program.

Cash provided by financing activities was $7,843,479 for the twelve months ended December 31, 2005, as compared to $2,100,000 for the twelve months ended December 31, 2004. This increase in financing cash flow was due to the issuance of restricted common stock to accredited investors and proceeds received from the exercise of stock options.

Net cash increased by $2,851,737 for the twelve months ended December 31, 2005, as compared to an increase in net cash of $171,321 for the twelve months ended December 31, 2004.

Working capital at December 31, 2005 was $5,423,059, as compared to $256,750 at December 31, 2004. This increase was primarily attributable to cash received as proceeds from increased equity sales during 2005, partially offset by operating requirements.

Cash used in operating activities was $1,928,679 for the twelve months ended December 31, 2004, as compared to cash used in operating activities of $2,153,948 for the twelve months ended December 31, 2003. Cash used in operations for the twelve months ended December 31, 2004 decreased by $225,269. The net decrease was primarily attributable to a decrease in cash paid for litigation expenses, offset by an increase in cash paid for payroll expenses. Cash used in investing activities was $0 for the twelve months ended December 31, 2004, as compared to $740 provided by investing activities for the twelve months ended December 31, 2003. Cash provided by financing activities was $2,100,000 for the twelve months ended December 31, 2004, as compared to $2,499,980 provided by financing activities for the twelve months ended December 31, 2003. In both periods, cash was provided primarily by the issuance of stock. Net cash increased by $171,321 for the twelve months ended December 31, 2004, as compared to a net cash increase of $345,292 for the twelve months ended December 31, 2003. The decrease from the prior year was primarily a result of the timing from the sale of common stock.

Effective October 27, 1999, International Fuel merged with and into Blencathia Acquisition Corporation (“Blencathia”). Blencathia had 300,000 shares outstanding at the time of merger, which it redeemed and canceled. In exchange for 300,000 shares of Blencathia’s common stock, International Fuel issued Blencathia 300,000 shares of its restricted common stock. Pursuant to the terms of the merger, these shares of restricted common stock are expected to be sold in an amount sufficient to provide the former shareholders of Blencathia with proceeds of $500,000. Pursuant to the merger agreement, International Fuel is obligated to issue additional shares to the former Blencathia shareholders to the extent the gross proceeds from the sale of this stock are less than $500,000.

On May 8, 2000, International Fuel issued 300,000 common shares that were issued per the Blencathia merger agreement. The 300,000 shares of common stock are included in the statement of stockholders’ equity for the twelve months ended December 31, 2005, 2004, and 2003 but are not included in earnings per share and weighted average share calculations for those periods. They will be included when the shares are sold to provide payment to the shareholders of Blencathia. The shareholders of Blencathia have represented to our management that the 300,000 shares will be sold only with our approval. If the shares are sold and $500,000 is not generated, additional shares may need to be issued to the shareholders of Blencathia. Based on our December 31, 2005 per share market price of $1.97, no additional shares would need to be issued to generate the $500,000 in proceeds.

Off-Balance Sheet Arrangements

At December 31, 2005, we did not have any off-balance sheet financing arrangements. We do not expect to engage in any off-balance sheet financing arrangements in the near future.

Contractual Obligations

	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Operating leases	$63,637	$54,151	$9,486	$2,371	—

Total contractual obligations	$63,637	$54,151	$9,486	$2,371	—

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

No information has been included hereunder because, as of December 31, 2005, we did not have any material market risk exposure. Management will continue to monitor whether International Fuel has any market risk exposure, and whether it would be appropriate to use risk management instruments to mitigate any exposures.

DESCRIPTION OF BUSINESS

Overview

International Fuel was incorporated under the laws of the State of Nevada on April 9, 1996. We have an authorized capitalization of 150,000,000 shares of common stock, $.01 par value per share and no authorized preferred stock. On July 22, 1999, we effected a one-for-ten reverse split of our outstanding common stock. All references to share information have been restated to reflect this split.

International Fuel was founded by a team of individuals who sought to address the issue of reducing harmful engine emissions while at the same time improving the operating performance of internal combustion engines, especially with respect to engine power and fuel economy. Since our incorporation, our initial focus has been research and development, but we have recently entered a commercialization phase to begin marketing, selling and distributing our products.

We have developed a family of fuel additive product formulations. These unique fuel blends have been created to improve fuel economy, enhance lubricity (reducing engine wear and tear) and reduce harmful engine emissions, while decreasing reliance on petroleum-based fuels through the use of more efficient, alternative and renewable fuels. We transitioned from a development stage technology company to a commercial entity during 2002 and have been increasing our product marketing and sales efforts since that time. We are now focused on continuing to develop the body of evidence supporting the efficacy of our products applicable to a wide range of markets and industries within these markets through additional industry specific laboratory testing and customer field trials. In addition, we continue to strengthen our distributor and customer contact base. Marketing and sales efforts, in conjunction with the additional industry specific testing, will complete our transition to a commercial enterprise.

We are a fuel performance enhancement technology company transitioning to a commercial enterprise. Our focus is to market and sell our technology to large fuel consumers in global markets. We believe the macro environment for our technology and products is excellent now, and will be even better in the future. We believe that ever-increasing environmental regulations will likely result in increased demand for additive products to help offset adverse fuel performance impacts resulting from these regulations. In addition, we believe the sharp increase in the price of oil, along with the higher prices expected in the future, to increase demand for fuel efficiency. The primary benefit attributes of our technology and products address these fuel consumer concerns specifically.

We made progress during 2005 in the pursuit of our corporate and product commercialization goals. To provide sufficient resources for us to continue our commercialization efforts, approximately $7,000,000 of cash was received through a successful sale of equity campaign. Distribution gaps were addressed by signing definitive distributor agreements covering selected Asia Pacific Rim countries, Africa and significant parts of the European Union and, as a result, product sales exceeded $500,000 for 2005. Customer specific and laboratory product trialing and testing commenced and corporate and field sales staff resources were increased. Intellectual property assets were completely reviewed and their protection strengthened largely through the filing of a global Patent Cooperation Treaty application covering our latest product developments in targeted countries.

We are a technology company that has developed a range of fuel additive products that improve the combustion characteristics of petroleum-based fuels. Improved combustion characteristics provide significant benefits including, improvement in fuel economy, clean-up and prevention of fuel system deposits and a reduction in harmful emissions. Unlike traditional, petroleum-based fuel additives, all of our products are made from environmentally-friendly detergent surfactants. These surfactants decrease the energy required to create new surfaces at liquid-air, liquid-liquid and liquid-pipe wall interfaces. These surfactant products are manufactured from chemical raw materials supplied by a range of suppliers. Although we have not experienced any significant raw material supply constraints, if our commercialization and sales efforts prove extremely successful in a short time period, raw material supply could become an issue. There is also a risk that one or more of the raw material suppliers could stop making a building block raw material and, therefore, cause a supply shortage until substitution raw materials could be identified and located.

We have also developed additive products for diesel, gasoline and kerosene (heating oil) fuels. The process of blending our products with fuel is easily accomplished through an automatic direct injection system or manual splash blending, requiring little or no change to fuel delivery infrastructure. The surfactant base of our technology and products is unlike other conventional fuel additive technologies. Because of the unique character of surfactant molecules, our formulations provide an effective coating of the fuel system, increasing lubricity (reducing engine wear and tear), while the detergent character of the molecules prevents deposit formation on fuel injectors. In addition, the dispersal of the surfactant molecules throughout the fuel results in greater fuel atomization through engine fuel injectors, increasing combustion efficiency, providing improved fuel economy and reductions in emissions.

Our additive products are easily splash-blended in diesel or gasoline fuel, or combined with base fossil fuels and a series of other fuel related formulations, including synthetic diesel, ethanol, bio-diesel, and urea/water, creating environmentally-friendly finished fuel blends. The resulting fuel blends improve fuel economy, enhance lubricity and reduce harmful engine emissions, while decreasing reliance on petroleum-based fuels through the combustion of our products with the alternative and renewable fuels. With the increasing pressure from public and private efforts around the world to reduce the level of harmful engine emissions, combined with the high cost of base fuel now being sold, we believe that we are poised to be one of the leading fuel performance enhancement technologies adopted as part of the effort to address these issues.

We have funded and completed several independent laboratory testing efforts to confirm the efficacy of our technology, and we are now utilizing the positive results of this testing to facilitate our marketing and sales activities. Customer focused field-testing and various other laboratory testing efforts are underway to further product commercialization efforts.

On May 8, 2000, International Fuel issued 300,000 common shares that were issued based on an October 27, 1999 merger agreement with Blencathia Acquisition Corporation. The 300,000 shares of common stock are included in the statement of stockholders’ equity for the twelve months ended December 31, 2005, 2004, and 2003, but are not included in earnings per share and weighted average share calculations for those periods. They will be included when the shares are sold to provide payment to the shareholders of Blencathia. The shareholders of Blencathia have represented to our management that the 300,000 shares will be sold only with our approval. If the shares are sold and $500,000 is not generated, additional shares may need to be issued to the shareholders of Blencathia. Based on our December 31, 2005 per share market price of $1.97, no additional shares would need to be issued to generate the $500,000 in proceeds.

On May 25, 2001 we issued 12,500,001 common shares to the shareholders of Interfacial Technologies (UK) Limited to acquire all of Interfacial’s outstanding common stock. Interfacial is a company formed in May 2000 which has, since its inception, focused its efforts to develop proprietary fuels and fuel additive formulations that will improve fuel economy, enhance lubricity and lower harmful engine emissions, while decreasing reliance on petroleum-based fuels. We acquired Interfacial because we believed Interfacial’s technologies could be more expeditiously and cost effectively brought to market than our previously acquired PEERFUELtm technology. The purchase price of approximately $6,750,001 was determined based on the market price of our common stock on the date the acquisition was announced. Stock certificates for an additional 8,500,002 common shares were placed in an escrow account subject to a performance escrow agreement that provided for the release of the stock certificates to the Interfacial shareholders based on the achievement of certain revenue levels by International Fuel. In January 2002, International Fuel and the former shareholders of Interfacial agreed to reduce the additional shares subject to the performance escrow by 500,000 shares. In May 2003, we cancelled the remaining 8,000,002 shares in the escrow account as a result of International Fuel not achieving the revenue levels described in the performance agreement. No former Interfacial employees are current Board members or employees of International Fuel.

The acquisition has been accounted for using the purchase method of accounting, and the assets have been recorded at fair value. Results of operations have been included as of the effective date of the transaction. The purchase price of $6,750,001 was allocated as follows: $2,400,001 to purchased technology, $1,900,000 to in-process research and development, and $2,450,000 to goodwill. We are using an estimated life of 6 years for the purchased technology. At the date of acquisition, Interfacial’s efforts focused on fine-tuning its additive technology for aqueous blends and tailoring it to existing applications, in order to optimize the emission-reducing characteristics while preserving engine efficiency, and there existed uncertainties regarding the successful development of the technology. The amount allocated to in-process research and development was calculated in a valuation using the discounted cash flow method based on a useful life of 6 years, and the entire value of $1,900,000 was charged to research and development expense during 2001. As of December 31, 2001, we had completed development of this technology and began shifting its focus to commercialization.

At December 31, 2005, International Fuel had seven full-time employees. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We believe that our employee relations are good.

We maintain our administrative offices at 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105, under a lease agreement for office space and administrative services of $4,249 per month for approximately 2,100 square feet. A five-year lease agreement was signed on January 1, 2002. We also entered into a five-year office equipment lease that was signed October 4, 2005.

Management believes that the current facilities are adequate to meet current operating requirements.

International Fuel is engaged in one reportable industry segment. Financial information regarding this segment is contained in our financial statements included in this prospectus. We do not presently have any subsidiaries other than Interfacial Technologies (UK) Limited. Although Interfacial Technologies (UK) Limited holds our intellectual property, it has no operating activities.

Technology

Unlike most fuel additives, our product formulations are non-petroleum based, environmentally-friendly detergent substances, known as surfactants. Our surfactant-based additive formulations are composed of a complex mixture of chemical molecules which, when blended into distillates of gasoline, lowers the fuel’s overall surface tension. This allows for improved atomization of the fuel in the induction and combustion chambers, resulting in a more complete and efficient burn, which improves fuel economy and reduces harmful emissions. Due to their inherent lubricity, detergency and emulsification properties, our additives also

•	substantially increase fuel lubricity;

•	eliminate phase separation when combining petroleum-based fuels with oxygenates, such as ethanol;

•	act as a detergent in the fuel delivery system and significantly reduce deposits on fuel injector heads; and

•	emulsify any free water in the system.

Once the additive is splash-blended with a base fuel, the blend forms a stable solution. No additional mixing or agitation is required for the fuel blend to remain perfectly emulsified.

The following summarizes what we believe to be the benefits of our technology:

•	Fuel economy: The reduction in the fuel’s overall surface tension, allowing for improved atomization, resulting in a more complete burn. The engine, therefore, is effectively maximizing the inherent energy in the fuel. Fuel economy is also enhanced by (i) increased lubricity, which reduces friction in the fuel system, and (ii) the detergency effect, which prevents the deterioration of engine performance caused by detrimental deposits.

•	Lubricity: The additive will absorb to the sides of the engine fuel system. This has the effect of coating the fuel system and reducing the friction created as the fuel flows through it.

•	Detergency: Because surfactants are detergents, they act to constantly clean the fuel system and engine. Detrimental deposits, which occur when using un-additized fuel, are prevented.

•	Reduced Emissions: The improved atomization of the fuel, resulting from the use of our additives, provides for a more complete combustion of the fuel. As a result, the amount of harmful carbon monoxide, hydrocarbons and particulate matter emissions are reduced significantly. The increased fuel efficiency and economy resulting from the use of our additives means that less fuel has to be burned for the same power output. Therefore, for the same power output, compared to un-additized fuel, less carbon dioxide and nitrogen oxides are released into the atmosphere.

•	Co-solvency: An exciting benefit of our additive technology is the ability to hold ethanol and water in gasoline and diesel as a stable, homogeneous fuel. This is possible because our additives are based on surfactant chemistry. This enables the water/ethanol molecules to be distributed throughout the fuel in a stable and homogeneous manner, preventing phase separation and enhancing uniform combustion.

•	Reduction in Microbial contamination: If water is present in the fuel, and phase separation occurs, aerobic and anaerobic bacterial and fungal growths may occur in the aqueous phase. The co-solving effect of our additives prevents phase separation from occurring and eliminates the environment for microbial growth. This will reduce the need for biocides to treat the fuel, which can be expensive and difficult to handle.

•	Corrosion inhibition: Our fuel additives are natural corrosion inhibitors. When the additive surfactant molecules absorb to the side of the fuel system, they provide a protective coating. Also, the ability to co-solve any free water in the fuel, and prevent phase separation, helps prevent any corrosion that may occur due to the aqueous phase.

•	Reduced maintenance: The combined effects of improved lubricity, detergency, corrosion inhibition, and cleaner burn resulting from the use of our additive technology extend the service life of the engine while reducing maintenance costs.

International Fuel has introduced three trademarked product brands that are being marketed around the world: DiesolIFTtm, GasolIFTtm and KerolIFTtm.

DiesolIFTtm: The DiesolIFTtm range of products applies our proprietary fuel enhancing technology to diesel fuel and engines. Specifically formulated for use in heavy distillate fuels, use of DiesolIFTtm additized fuel blends provides all the benefits which characterize our portfolio of surfactant fuel enhancers. Variations of DiesolIFTtm can be specifically formulated to maximize the performance of No. 2 and No. 3 diesel, diesel/ethanol blends and diesel/bio-diesel blends.

GasolIFTtm: GasolIFTtm is the range of products designed to apply our fuel enhancing technology to gasoline and light distillate fuels. Use of GasolIFTtm provides benefits to gasoline engines similar to the benefits that DiesolIFTtm provides to diesel engines.

KerolIFTtm: KerolIFTtm has been specifically formulated to bring added benefits to heating oils, fuel systems and oil burners for all oil-fired equipment applications. KerolIFTtm has a positive effect on the environment by reducing harmful emissions and “greenhouse” gases, and by eliminating smoke.

Our research and development expenses have been $310,230, $108,146, and $31,300 for the years 2005, 2004, and 2003, respectively.

Patents

We have filed three patents pertaining to eight different uses of our proprietary technologies.

A patent application covering the chemical formulations for the additives DiesolIFTtm, GasolIFTtm and KerolIFTtm has been filed and is pending. We have also filed an international patent application, under the Patent Cooperation Treaty. In addition, we have filed a joint patent pertaining to urea/water technology with Tomah Products, Inc. (“Tomah”) (see “Manufacturing Partner.”) These patent applications protect our technology in many countries. Additional patent applications for extension of our technology are being prepared for filing.

Independent Testing

There are two primary methods of testing: laboratory bench tests and field trials. We utilize both testing methods to further develop the body of test data necessary to support marketing and sales efforts. As we have matured, we have become aware of the importance of developing and managing specific testing protocols for field-based testing and adhering to already developed, industry recognized testing standards when engaged in laboratory bench tests. Numerous variables exist in any testing protocol, and if not carefully managed, one change in one variable could skew the test results. To address this challenge, a standardized testing and trial evaluation protocol has been developed. The use of this protocol allows us to:

•	understand the size of the opportunity;

•	help prioritize available resources;

•	ensure approved testing is structured and conducted in a controlled way; and

•	ensure we will have full access to all testing results conducted by third parties.

In addition to extensive field-based customer trials completed or under way, we have funded extensive laboratory bench testing at two well-known independent testing laboratories, Southwest Research Institute in San Antonio, Texas and Prodrive Ltd. in the United Kingdom. Test results have confirmed the effectiveness of our additive formulations. In particular, all of our fuel blends tested achieved:

•	an increase in fuel economy;

•	no loss of engine power or torque;

•	an increase in lubricity;

•	a relative reduction in carbon dioxide and nitrogen oxide; and

•	absolute reduction of particulate matter emissions.

Manufacturing Partner

In 2001, we signed a manufacturing agreement with Tomah, granting Tomah a right of first refusal to manufacture our products. If Tomah elects not to manufacture a particular product, we then have the right to contract with other companies for the manufacture of our products. The agreement covers existing and to-be-developed fuel performance enhancement additive products. The agreement also provides for Tomah and us to cooperate and work together to optimize the effectiveness of and reduce the manufactured costs of the additive product formulations, as well as collaborate on product research and development activities. The agreement has a 15-year term. If the agreement were suddenly terminated due to an un-cured event of default, a disruption of the supply of our products could result until a substitute manufacturer was found. Air Products acquired Tomah in 2006. This transaction should not impact the existing agreement we entered into with Tomah.

Regulatory Issues

Government regulations across the globe regarding fuels are continually changing. Most regulation focuses on reducing fuel emissions. However, there is also growing concern about dependence on oil-based fuels. This is driving legislation and regulation toward mandating alternative fuels, such as ethanol and bio-fuels, and providing incentives for their development and use. Fuels regulation exists at various levels of development and enforcement around the globe. However, the pattern is consistent that regulations to reduce harmful emissions and to reduce dependence on oil for fuel needs will only become more stringent. We believe this will be an advantage to us as many of our product’s benefits reduce fuel consumption and can peacefully co-exist with alternative fuel blends. As fuels regulatory compliance becomes more burdensome to fuel suppliers and users, we anticipate that demand for the benefits our products deliver will increase.

As an example, in January 2000, the Environmental Protection Agency in the United States enacted a stringent and far-reaching set of diesel emission standards that requires the significant reduction in harmful emissions, especially particulate matter and nitrogen oxides. These regulations will be phased in beginning in 2004, and be completely in force by 2007. Particulate matter in diesel emissions is to be reduced by 90% and nitrogen oxide is to be reduced by 95%. Of equal importance to diesel fuel producers, the EPA also requires that 97% of the sulfur currently in diesel fuel be eliminated. The elimination of sulfur in diesel fuel will likely cause a decrease in diesel fuel lubricity. We believe our products are well-positioned to benefit from the more stringent environmental rules, as tests have shown positive particulate matter reduction effects and increased lubricity when our products are added to base diesel fuel.

Another federal agency shaping the landscape of petroleum-based fuel consumption is the United States Department of Energy. In an effort to reduce dependence on foreign oil and to keep up with increasing demand for petroleum products, the Department of Energy has created and sponsored programs that encourage the use of alternative fuels. The programs, such as the Energy Policy Act of 1992 and the ethanol and bio-diesel subsidy programs implemented by the Department of Energy and other government agencies, provide significant incentives for the adoption of targeted fuel blends, many of which are created and enhanced by the use of our products. We believe our products are well-positioned to help consumers conform to current and future emissions standards and to take advantage of existing incentive programs in the United States and the rest of the world.

In order for our products to be used in the United States, EPA registration is required. In December 2001, we received EPA registration for our products’ use in base fuels and fuel blends. We are also subject to similar international laws and regulations in the countries in which we operate.

Industry and Competition

Our product slate and business is a part of the hydrocarbon fuels and lubricants additive industry. The industry is composed of a few relatively large companies and a large number of smaller, niche segment participants. We fall into the latter category. Most of the industry revenue streams are today captured by the larger, more visible industry players, with the smaller niche firms competing for a relatively small, but growing, fuel performance enhancement product technology revenue segment. The large firms capture their revenue through sales of proprietary, branded products, or by sales to fuel refiners to meet state and federal fuel specifications, or fuel wholesalers and retailers trying to differentiate their own branded products. The common denominator is all industry participants produce products that are added to hydrocarbon fuels to allow the fuel, or the overall fuel system, to perform better with the additive than without. They do not make the fuel itself.

Industry participants’ products center around improved engine cleanliness and efficiency (for example, detergency characteristics applicable to fuel injector nozzles), improved fuel flow (for example, mitigation of fuel problems caused by low ambient temperature) and fuel system protection (for example, improved lubricity). These are common focus areas for the full range of gasoline and distillate fuels. Additives designed to address specific problem areas in specific fuel applications (for example, Cetane improver in diesel fuel) and static electricity dissipation in turbine engines are also significant.

The breadth of existing technologies making claims to have solved engine emissions problems runs the gamut from alternative fueled vehicles (electric cars, fuel cell vehicles, etc.) to engine magnets. Despite the vast amount of research that has been performed with the intention of solving emissions problems, we believe no single technology has yet to gain widespread acceptance from both the public (regulatory) and private sectors. The United States government and the governments of other countries have tried using economic incentives and tax breaks to promote the development of a variety of emissions reduction technologies. However, the base cost of many of these promotions, coupled with issues such as lack of appropriate infrastructure (for example, compressed natural gas storage and delivery systems) and technical limitations (for example, keeping alternative fuels emulsified, significant loss of power and fuel economy with current alternative fuels), currently makes market acceptance of many technologies and economic feasibility unlikely over the long term.

Given these limitations, it is unlikely that the global marketplace will accept just one technology, or a limited number of technologies, to solve the harmful engine emissions problem. We believe the “natural selection” expected to take place over the coming decade for new technologies may evolve on a market-by-market basis and be largely dependent upon local political influence. Signs of the market development forces can be seen in:

•	Europe, where several countries, including Great Britain, France and Italy have enacted legislation providing tax breaks to companies that use fuel emulsions blending diesel and water;

•	the United States, where legislation has been enacted in Texas granting tax incentives to diesel — water-based emulsions and in California, where low-sulfur diesel is being phased in and powerful agricultural lobbies are promoting the use of alternative fuels such as bio-diesel and ethanol in the federal government;

•	China, where the central government has supported fuel ethanol development in certain provinces, which have responded by building and operating ethanol distilleries, including the largest corn-derived ethanol distillery in the world; and

•	Brazil, where regulations require a fuel blend with up to 25% ethanol; also, a new bio-diesel program that requires blends increasing from 2% to 5% bio-diesel in diesel.

Because the efforts to reduce harmful engine emissions are so widespread throughout the world, the market for competitive alternatives to existing solutions is relatively robust. In general, these efforts can be placed into four categories:

•	Fuel blends (including aqueous and ethanol);

•	Additive technologies (catalysts such as metallic or precious metal additives);

•	Alternative fuels (compressed natural gas, bio-diesel, and others); and

•	After-market systems (catalytic converters).

Despite the existence of all of these disparate technologies, we believe no one technology will come to dominate the emissions control market due to the technological limitations inherent in each one. Rather, a combination of technologies that maximizes individual product and technology strengths, limits weaknesses, and delivers the highest cost/value relationship will most likely be used. A number of our existing competitors have significantly greater financial, technical and marketing resources than us. We believe that the principal factors affecting competition in our markets are product quality, scientific and technological innovation and price.

Our industry and competitor product slate and technology is constantly evolving. Many competitors make very similar product benefit claims, such as detergency, lubricity and anti-corrosion, with a few making fuel economy claims, as well. Our challenge is to increase our product visibility and to rise above all the industry claims by differentiating ourselves from our competitors. We believe that the multi-functional nature of our technology, focusing on fuel economy and providing all other traditional fuel and fuel system benefits, packaged into one product, differentiates our products from those of our competitors.

Marketing and Sales

Our objective is to market, sell and distribute our products in the most efficient, cost effective manner possible with our distribution channel strategy providing the widest range of customer coverage possible. In North American markets and industries, we believe direct sales to customers, without intermediaries, affords us the best overall chance to gain and hold customers and allows us to control and maximize the product value chain benefits for us and the end-user. Outside the U.S., use of sales distributors and agents provides us the most cost-effective and efficient marketing and sales model in international markets and allows us to leverage our marketing and sales resources to the greatest benefit. This distribution model adds value to us by reaching customers we could not sell to directly efficiently, economically or politically. Using distributors in these circumstances extends our product reach and boosts sales. We currently have established distributorships providing sales, marketing and distribution coverage in the Asian Pacific Rim region, most of the European Union countries, Great Britain, Australia and Africa.

We market our products within identified targeted markets and industry segments. The marketing efforts focus on those companies within the preferred industry segments that will benefit the most from usage of our products. These efforts include the sharing of laboratory and field trial test data, sponsorship of individual customer field trials, technical and non-technical communication through industry trade media with messages emphasizing fuel performance enhancement through technical innovation, fuel efficiency, maintenance cost savings, improved air quality and “no harm” to engine or environment product attributes. Communication openness, transparency and willingness to share trial and testing data are the keys to this engagement process. We believe an expeditious means of achieving product awareness and market acceptance is through strategic field engagements with large, commercial level users of petroleum products. We have assembled a marketing and technical team of experienced industry professionals to pursue commercial opportunities for our fuel performance enhancement technology. We continuously seek to engage companies recognized as industry leaders to try our products in a field trial setting. Formal trials have commenced with several such companies. We expect the efficacy of our technology to be validated through these field trials, which we hope will lead to commercial opportunities. We believe we are making good progress in creating customer awareness of our products in the targeted markets and industries.

LEGAL PROCEEDINGS

We are subject to various lawsuits and claims with respect to matters arising in the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, we believe, after consulting with counsel, that it is more likely than not that the ultimate liabilities resulting from such lawsuits and claims will not materially affect our financial position, results of operations or liquidity.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

MANAGEMENT

Directors and Executive Officers

The following are the names of our current Directors and executive officers, their present positions with International Fuel and biographical information.

			Dates in
		Position(s) and Offices Held with	Position(s)
Name	Age	International Fuel	or Office

Jonathan R. Burst	47	Chief Executive Officer,	1999 — Present
		Director, Chairman	2000 — Present
Rex Carr	79	Director	2002 — Present
Harry F. Demetriou	62	Director	2000 — Present
Gary Kirk	45	Director, Director of Sales and Marketing*	2003 — Present
David B. Norris	58	Director	2000 — Present
Charles A. Stride	65	Director	2005 — Present
Gary S. Hirstein	53	Executive Vice President, Chief Financial Officer, Corporate Secretary	2005 — Present

*	This is a non-executive officer position.

All Directors hold office until the next annual meeting of shareholders and until their successors are elected and qualified. Under our Articles of Incorporation, the Board has the authority to fix the number of Directors, provided that the Board must have between one and nine members. The number of Directors is currently fixed at six. Officers serve at the discretion of the Board of Directors.

Background of Directors and Executive Officers:

JONATHAN R. BURST has served as International Fuel’s Chief Executive Officer since July 1999, and as the President of International Fuel from July 1999 to February 2000 and January 2002 to April 2005. Mr. Burst has also served as a Director of International Fuel since February 2000 and Chairman of the Board since 2000. Mr. Burst founded Burcor International in 1998 and has served as President since its inception. Mr. Burst received his B.A. degree in Economics from the University of Missouri in 1981.

REX CARR has served as a Director of International Fuel since August 2002. Mr. Carr has been the managing partner of the Rex Carr Law Firm, a law firm with offices in East St. Louis, Illinois, St. Louis, Missouri and Belleville, Illinois, since 2004. Until 2003, Mr. Carr was the senior partner of a 36-person law firm, Carr, Korein, and Tillery, with offices in Missouri and Illinois, for more than five years. He is admitted to practice in the United States Supreme Court and the Illinois and Missouri Supreme Courts.

HARRY F. DEMETRIOU has served as a Director of International Fuel since February 2000. Mr. Demetriou is currently the Chairman for Observor Acceptances, Ltd., an investment company. Mr. Demetriou was active in the shipping industry as an owner of bulk carriers for over 25 years. He has been retired from active management in the shipping industry since 1999.

GARY KIRK has served as a Director of International Fuel since November 2003. Mr. Kirk has served as International Fuel’s Director of Sales and Marketing since January 1, 2003. Mr. Kirk has extensive experience (1980 to 2003) in the petroleum industry, all with Petrochem Carless Ltd., a United Kingdom-based refiner and marketer of petroleum products. Mr. Kirk spent his first eight years as a research chemist and the remainder in Petrochem Carless’ marketing department. From 1988 to 2003, Mr. Kirk reported directly to the President of Petrochem Carless as the Marketing Manager for Performance Fuels, covering accounts in Europe and the rest of the world.

DAVID B. NORRIS has served as a Director of International Fuel since April 1999. Mr. Norris founded and owns Addicks Services, Inc., a construction company, and has served as Vice President since 1983.

CHARLES A. STRIDE has served as a Director of International Fuel since November 2005. Mr. Stride is currently the President of one of International Fuel’s distributors, Fuel Technologies Ltd. (FTL), formed for the purpose of marketing and distributing our additives in South Africa, Europe and other selected countries. During 2003, Mr. Stride was appointed by the World Bank, advising and assisting the Swaziland Ministry of Finance. Mr. Stride served in this role throughout 2003. In 2003, Mr. Stride was also appointed consultant to the Economic Development Agency of the Industrial Development Corporation (IDC) of South Africa. Mr. Stride continues to serve in this consulting role with the IDC. Mr. Stride was a founding board member of the state-owned Export Credit Insurance Corporation of South Africa, retiring during 2005. Mr. Stride has served as financial advisor to numerous private corporations, has extensive experience in the international hedge fund and private equity fund industries (1994-2005) and is on the Boards of the following Magnum hedge funds: Magnum Fund Management Ltd, Magnum Global Investments Ltd, Magnum Select Fund Ltd, Magnum Fund Ltd, Magnum Multi Fund Ltd, Magnum Aggressive Growth Fund Ltd, Magnum Russia Fund Ltd and Spectrum Galaxy Fund Ltd. Mr. Stride qualified as a Chartered Accountant in 1963, having studied at the University of Witwatersrand.

GARY S. HIRSTEIN has served as International Fuel’s Executive Vice President and Chief Financial Officer since April 2005. Mr. Hirstein has also served as our Corporate Secretary since September 2005. Prior to coming to International Fuel, Mr. Hirstein was employed by Shell Oil Company for 27 years serving in various accounting, finance and operating roles of increasing responsibility, most recently as Manager — Portfolio and Network Planning. Mr. Hirstein holds a B.S. degree in Economics from MacMurray College and has accumulated credit hours towards a M.S. degree in Finance from St. Louis University.

Board Committees

Our Board has an Audit Committee and a Compensation Committee. Our current Board committee members are listed below.

Compensation
Director	Audit Committee	Committee

Harry Demetriou	Member	Chairman
David B. Norris	Chairman	Member

Audit Committee

Our Audit Committee meets with our registered independent public accountants at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the registered independent public accountants to be retained; oversees the independence of the registered independent public accountants; evaluates the registered independent public accountants’ performance; consults with the registered independent public accountants and discusses with senior management the scope and quality of controls; and receives and considers the cooperation received by the registered independent public accountants during their audit examination. The Board has adopted a written Audit Committee charter that requires at least semi-annual meetings. Messrs. Demetriou and Norris are “independent” Directors, as such term is defined in the listing standards of The Nasdaq Stock Market and the rules and regulations promulgated by the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee makes recommendations to the Board concerning salaries and incentive compensation for executive officers, awards equity compensation to employees and consultants under our Consultant and Employee Stock Compensation Plan and our Long-Term Incentive Plan and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. Messrs. Demetriou and Norris are “independent” Directors, as such term is defined in the listing standards of The Nasdaq Stock Market and the rules and regulations promulgated by the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation paid or to be paid by International Fuel as well as certain other compensation awarded, earned by and paid, during the fiscal years indicated, to the Chief Executive Officer and for each of International Fuel’s other executive officers whose annual salary and bonus exceeds $100,000 for such period in all capacities in which they served.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
					Other Annual		Securing Underlying		All Other
Name and Principal Position	Year	Salary		Bonus	Compensation		Options/SARS		Compensation

Jonathan R. Burst, CEO	2005	$271,670	(1)	$—	$—		0		$108,350	(1)
	2004	$250,000		$—	$—		1,500,000	(2)	$—
	2003	$250,000		$—	$—		0		$—
Gary S. Hirstein,	2005	$124,519		$—	$41,622	(3)	1,375,099	(4)	$—
Executive V.P., CFO and	2004	N/A		N/A	N/A		N/A		N/A
Corporate Secretary	2003	N/A		N/A	N/A		N/A		N/A

(1)	Mr. Burst was awarded 66,000 restricted shares of our common stock for Board services provided from 2000 through 2005. The value of a grant of 11,000 restricted shares is included in the Salary column above and the value of a grant of 55,000 restricted shares is included in the All Other Compensation column above. These shares were valued using the December 30, 2005 closing stock price of $1.97.

(2)	On July 6, 2004, the Board granted Mr. Burst an option to purchase up to 750,000 shares of our common stock at a purchase price of $1.00 per share. This option was fully vested at grant date. On December 23, 2004, the Board granted Mr. Burst an option to purchase 750,000 shares of common stock at a per share purchase price of $2.00. This option became exercisable on December 31, 2005. These options were granted pursuant to the Long Term Incentive Plan. Pursuant to an Employment Agreement dated January 2, 2002, Mr. Burst received an option to purchase 750,000 shares of our common stock at a purchase price of $.14 per share. 250,000 of these options vested December 31, 2002 and the remaining 500,000 options vested December 31, 2004.

(3)	Includes $21,341 of lodging relating expenses, $17,232 for traveling expenses and $3,049 for meals and entertainment.

(4)	On April 4, 2005, the Board granted Mr. Hirstein an option to purchase up to 1,375,099 shares of our common stock at a purchase price of $2.23 per share. These options become exercisable in the following manner: 458,367 on April 3, 2006; 458,366 on April 3, 2007; and 458,366 on April 3, 2008. These options were granted pursuant to the Long Term Incentive Plan.

Option Grants

The following table provides information with respect to the stock option grants made during our 2005 fiscal year to each named executive officer. No stock appreciation rights were granted to the named executive officers during the fiscal year.

OPTION/SAR GRANTS IN 2005

	Number of	Percent of			Potential Realizable Value
	Securities	Total Options			at Assumed Annual Rates
	Underlying	Granted to	Exercise		of Stock Price Appreciation
	Options	Employees	Price	Expiration	for Option Term(1)
Name	Granted	in FY	($/Share)	Date	5%	10%

Gary S. Hirstein	1,375,099	44.23%	$2.23	12/31/2009	$799,762	$1,755,828

(1)	Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on arbitrarily assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options are granted to their expiration date, as required under the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises will be dependent on, among other things, the future performance of the common stock and overall market conditions. There can be no assurance that the amounts reflected above will be achieved.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-end Option/SAR Values

The following table provides information on the value of each named executive officer’s unexercised options at December 31, 2005. Neither Mr. Burst nor Mr. Hirstein exercised any options during 2005.

	Number of Securities		Value of Unexercised
	Underlying Options/SARs		In-the-Money Options/SARs
	at Fiscal Year-End (#)		at Fiscal Year-End ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Jonathan R. Burst	6,750,000	—	$11,820,000	$—
Gary S. Hirstein	—	1,375,099	$—	$—

Executitve Officer Employment Agreements

In January 2002, International Fuel entered into an employment agreement with Mr. Burst to serve as its Chief Executive Officer with an initial annual base salary of $250,000, options to purchase 750,000 shares of our common stock, and a bonus award as deemed appropriate by the Board. The initial three-year agreement expired on December 31, 2004. Mr. Burst continues to serve as International Fuel’s Chief Executive Officer under the terms of his past agreement. International Fuel may terminate Mr. Burst’s employment with or without cause, as such terms are defined in the agreement. Mr. Burst may elect to terminate his employment with good cause, as defined by his agreement.

In April 2005, International Fuel entered into an employment agreement with Mr. Hirstein to serve as Executive Vice President and Chief Financial Officer with an annual base salary of $175,000 and options to purchase 1,375,099 shares of our common stock. The three-year agreement expires April 4, 2008.

Compensation of Directors

During the 2005 fiscal year, Directors did not receive any cash compensation for their services as members of the Board, although they are reimbursed for certain expenses incurred in connection with attendance at Board and committee meetings.

Each non-employee and employee Director is entitled to an annual award of 10,000 restricted shares or options of our common stock for membership on the Board. In addition, each Board member is entitled to receive 1,000 shares of restricted stock or options for every three telephonic Board meetings in which he or she participated. Each Board member has the option to choose restricted shares or options of our common stock as compensation for their annual Board service. Although the Directors were entitled to such compensation, between 2000 and 2004, International Fuel did not issue any common shares or options to Directors for service on the Board. In order to properly compensate Directors for their service between 2000 and 2004, we expensed the issuance of stock options or restricted stock, at each Director’s respective election, to each Director, other than Mr. Cross, during the fourth quarter of 2005. In March 2005, Mr. Cross received 33,000 shares of restricted common stock as compensation for his service on the Board and attendance at Board meetings through 2004. During the fourth quarter of 2005, we also recorded Board of Director compensation for 2005 services. No expense was recorded for stock options granted for 2005 Board services as they were granted at the common stock market price on December 30, 2005. During the fourth quarter of 2005, an aggregate of 209,000 options to purchase common stock shares and an aggregate of 77,000 restricted common stock shares were granted to Directors for services provided 2000 through 2005. Messrs. Demetriou, Norris, Kirk and Carr chose the election of options to purchase common stock, and received 66,000, 66,000, 33,000 and 44,000 options, respectively. Messrs. Burst and Cross elected to receive 66,000 and 11,000 restricted common shares, respectively. All restricted shares or options of our stock for past Board services were granted in 2005 and will be issued in the first quarter of 2006. The amounts of the respective issuances correspond to the grants that the respective Directors should have received for their service as Directors between 2000 and 2005. We did not grant any share appreciation rights during 2005.

Board members are also eligible to receive discretionary grants of common stock under the Consultant and Employee Stock Compensation Plan and grants of stock options, stock appreciation rights and restricted stock pursuant to the 2001 Long Term Incentive Plan. We did not make discretionary equity grants to any Directors in their capacity as Directors during the fiscal year ended December 31, 2005.

Compensation Committee Interlocks and Insider Participation

From January 2005 until November 2005, our Compensation Committee was composed of Messrs. Carr, Demetriou and Norris. From November 2005 until December 2005, Messrs. Cross, Demetriou and Norris served as members of the Compensation Committee. Currently, Messrs. Demetriou and Norris serve as members of the Compensation Committee. None of the Compensation Committee members has ever served as an officer of International Fuel or of any of its subsidiaries. No executive officer of International Fuel has served on the Board of Directors or Compensation Committee of any other entity that has or has had one or more executive officers who served as a member of our Board or its Compensation Committee during the 2005 fiscal year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The following table sets forth information regarding the ownership of our common stock as of March 31, 2006 by:

•	each person known by International Fuel to own beneficially more than five percent of the our common stock;

•	each Director of International Fuel;

•	each executive officer named in the Summary Compensation Table (see “Executive Compensation”); and

•	all Directors and executive officers of International Fuel as a group.

	Amount of Beneficial	Percent of
Name of Beneficial Owner	Ownership(1)	Common Stock

Jonathan R. Burst(2)	9,702,000	10.60%
David B. Norris(3)	1,162,562	1.37%
Harry F. Demetriou(4)	5,566,000	6.56%
Gary Kirk(5)	2,033,000	2.34%
Rex Carr(6)	20,294,355	23.92%
Charles A. Stride(7)	43,750	*
Gary S. Hirstein(8)	458,367	*
All directors and executive officers as a group (7 persons)(9)	39,260,034	41.67%
Dion Friedland(10)	7,701,915	8.69%

*	Represents less than 1% of outstanding shares of common stock.

(1)	This table is based upon information supplied by officers, Directors and principal shareholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the principal address of each of the shareholders named in this table is: c/o International Fuel Technology, Inc., 7777 Bonhomme Avenue, Suite 1920, St. Louis, Missouri 63105. The number of shares beneficially owned includes shares of common stock that the owner or owners had the right to acquire on or within 60 days of March 31, 2006, including through the exercise of options or warrants. Also included are restricted shares of common stock, over which the owner or owners have voting power, but no investment power.

(2)	Includes 50,000 restricted shares of common stock owned by Burcor Capital, LLC, of which Mr. Burst is an executive officer. Mr. Burst is deemed to be the beneficial owner of such shares. It also includes 6,750,000 of shares issuable upon the exercise of options.

(3)	Includes 66,000 shares issuable upon exercise of options.

(4)	Includes 5,500,000 shares of restricted common stock owned by Observor Acceptances, Ltd., of which Mr. Demetriou is the sole owner. Mr. Demetriou is deemed to be the beneficial owner of such shares. Amount also includes 66,000 shares issuable upon exercise of options.

(5)	Includes 2,033,000 shares issuable upon exercise of options.

(6)	Includes 14,250,286 shares of restricted common stock owned by R.C. Holding Company, of which Mr. Carr is a Director, President and 41% shareholder. Mr. Carr is deemed to be the beneficial owner of these shares. Also includes 860,100 shares of common stock and 5,139,969 shares of restricted common stock owned by Mr. Carr. Amount also includes 44,000 shares issuable upon exercise of options.

(7)	Includes 8,750 shares issuable upon exercise of warrants.

(8)	Mr. Hirstein’s employment agreement provides for an option to purchase up to 1,375,099 shares of common stock at a purchase price of $2.23 per share. These options become exercisable in the following manner: 458,367 on April 3, 2006; 458,366 on April 3, 2007; and 458,366 on April 3, 2008. These options were granted pursuant to the Long Term Incentive Plan.

(9)	Includes 9,417,367 shares issuable upon exercise of options and 8,750 shares issuable upon exercise of warrants.

(10)	Includes 541,655 shares of common stock, 3,328,208 shares of restricted common stock, 3,000,000 shares issuable upon exercise of options and 832,052 shares issuable upon exercise of warrants owned by Magnum Growth, Magnum Select, FT Marketing, Ltd. and Giant Trading of which Mr. Friedland is a Director and/or President. Mr. Friedland is deemed to be the beneficial owner of these shares. Mr. Friedland is Chairman of Fuel Technologies Ltd. (FTL), one of our distributors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2005, we sold shares to Directors of International Fuel as follows:

Director	No. of Shares		Proceeds

Cursitor Investments	35,000	(1)	$59,480
Rex Carr	357,397		$500,000

(1)	With the option to purchase up to an additional 8,750 warrants.

Mr. Charles A. Stride is deemed to be the beneficial owner of the shares and warrants held by Cursitor Investments. On November 1, 2005 Mr. Stride was appointed to our Board of Directors. Mr. Stride is currently the President of one of our distributors, Fuel Technologies Ltd., formed for the purpose of distributing our additives in South Africa, Europe and other selected countries. He is also a 10% shareholder and a Director of Fuel Technologies Ltd., FT Marketing, Ltd. and Mega Connections Ltd., companies that have marketing and distribution contracts with International Fuel. We expect to have transactions in excess of $60,000 with Fuel Technologies Ltd. in 2006.

Mr. Dion Friedland is Chairman of Fuel Technologies Ltd., and is listed on the beneficial ownership of common stock table.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri.

EXPERTS

The financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the registration of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are currently subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the Securities and Exchange Commission located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the Securities and Exchange Commission at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the Securities and Exchange Commission’s home page on the Internet ( http://www.sec.gov).

INDEX TO FINANCIAL STATEMENTS

INTERNATIONAL FUEL TECHNOLOGY, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
International Fuel Technology, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheets of International Fuel Technology, Inc. as of December 31, 2005 and 2004, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Fuel Technology, Inc. at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

BDO SEIDMAN, LLP

Chicago, Illinois
January 24, 2006

INTERNATIONAL FUEL TECHNOLOGY, INC.

BALANCE SHEETS

	December 31,	December 31,
	2005	2004

ASSETS
Current assets
Cash and cash equivalents	$3,382,012	$530,275
Short-term investments	2,480,500	—
Accounts receivable	5,451	6,741
Inventory	122,724	87,226
Prepaid expenses	74,280	14,275

Total current assets	6,064,967	638,517

Property and equipment
Machinery and equipment	34,914	27,621
Accumulated depreciation	(27,617)	(25,480)

Total property and equipment	7,297	2,141

Purchased technology, net of accumulated amortization of $1,833,333 and $1,433,333 at December 31, 2005 and 2004, respectively (Note 2)	566,668	966,668
Goodwill (Note 2)	2,211,805	2,211,805

Total assets	$8,850,737	$3,819,131

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$486,754	$123,972
Accrued compensation (Note 3)	155,154	257,795

Total current liabilities	641,908	381,767

Total liabilities	641,908	381,767

Commitments and contingencies (Notes 3, 5, 6, 7)
Stockholders’ equity (Notes 4 and 9)
Common stock, $.01 par value;150,000,000 shares authorized; 84,719,724 and 77,993,754 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	847,198	779,937
Common stock to be issued; 77,000 shares at December 31, 2005	770	—
Discount on common stock	(819,923)	(819,923)
Additional paid-in capital	52,796,183	42,763,002
Accumulated deficit	(44,615,399)	(39,285,652)

Total stockholders’ equity	8,208,829	3,437,364

Total liabilities and stockholders’ equity	$8,850,737	$3,819,131

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

INTERNATIONAL FUEL TECHNOLOGY, INC.

STATEMENTS OF OPERATIONS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Revenues	$563,481	$23,822	$9,021
Operating expenses:
Cost of operations (exclusive of depreciation and amortization)	377,391	16,420	5,245
Selling, general and administrative expenses, including stock option expense of $1,441,580, $2,143,395 and $33,279 for 2005, 2004 and 2003, respectively.	5,144,398	4,120,469	2,405,570
Depreciation & amortization	402,137	405,869	406,924

Total operating expenses	5,923,926	4,542,758	2,817,739

Net earnings from operations	(5,360,445)	(4,518,936)	(2,808,718)
Interest income	30,698	—	—
Interest expense	—	—	(8,900)
Extinguishment of liabilities (Note 3)	—	—	198,900

Total other income (expense), net	30,698	—	190,000
Net earnings	$(5,329,747)	$(4,518,936)	$(2,618,718)

Basic and diluted net earnings per common share	$(.07)	$(.06)	$(.04)

Weighted-average common shares outstanding	80,924,325	74,910,974	70,140,774

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

INTERNATIONAL FUEL TECHNOLOGY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

		Common	Discount on	Additional
	Common	Stock	Common	Paid-In	Notes	Accumulated
	Stock Shares	Amount	Stock	Capital	Receivable	Deficit	Total

Balance, December 31, 2002	77,524,689	$775,247	$(819,923)	$37,403,979	$(1,900,000)	$(32,147,998)	$3,311,305
Payments received on notes receivable (Note 4)	—	—	—	—	1,900,000	—	1,900,000
Proceeds from issuance of common stock (Note 4)	2,457,142	24,571	—	575,409	—	—	599,980
Issuances of stock for services (Note 4)	480,000	4,800	—	243,259	—	—	248,059
Expense relating to stock option grants (Note 9)	—	—	—	33,279	—	—	33,279
Cancellation of Interfacial escrow shares (Note 2)	(8,000,002)	(80,000)	—	80,000	—	—	—
Other	—	—	—	70,000	—	—	70,000
Net earnings	—	—	—	—	—	(2,618,718)	(2,618,718)

Balance, December 31, 2003	72,461,829	$724,618	$(819,923)	$38,405,926	$—	$(34,766,716)	$3,543,905

Proceeds from issuance of common stock (Note 4)	5,181,925	51,819	—	2,048,181	—	—	2,100,000
Issuances of stock for services (Note 4)	350,000	3,500	—	130,500	—	—	134,000
Expense relating to stock option grants (Note 9)	—	—	—	2,143,395	—	—	2,143,395
Other	—	—	—	35,000	—	—	35,000
Net earnings	—	—	—	—	—	(4,518,936)	(4,518,936)

Balance, December 31, 2004	77,993,754	$779,937	$(819,923)	$42,763,002	$—	$(39,285,652)	$3,437,364

Proceeds from issuance of common stock and warrants (Note 4)	4,805,376	48,054	—	6,951,925	—	—	6,999,979
Issuance of stock for services (Note 4)	133,000	1,330	—	269,770	—	—	271,100
Stock to be issued/options granted for Directors services (Notes 4 and 9)	77,000	770	—	353,210	—	—	353,980
Issuance of stock for legal settlement (Notes 3 and 4)	69,094	692	—	149,781	—	—	150,473
Proceeds from stock options exercised (Notes 4 and 9)	1,718,500	17,185	—	826,315	—	—	843,500
Expense relating to stock option grants (Note 9)	—	—	—	1,441,580	—	—	1,441,580
Other	—	—	—	40,600	—	—	40,600
Net earnings	—	—	—	—	—	(5,329,747)	(5,329,747)

Balance, December 31, 2005	84,796,724	$847,968	$(819,923)	$52,796,183	$—	$(44,615,399)	$8,208,829

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

INTERNATIONAL FUEL TECHNOLOGY, INC.

STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2005	2004	2003

Cash flows from operating activities
Net earnings	$(5,329,747)	$(4,518,936)	$(2,618,718)
Adjustments to reconcile net earnings to net cash used in operating activities:
Depreciation and amortization	402,137	405,869	406,924
Bad debt	6,741	—	—
Non-cash stock compensation	2,066,660	2,277,395	281,338
Extinguishment of liabilities	—	—	(198,900)
Write-off of note receivable	—	—	35,000
Change in assets and liabilities:
Increase in accounts receivable	(5,451)	(641)	(2,762)
Increase in inventory	(35,498)	(24,916)	(55,240)
(Increase)/Decrease in prepaid expense	(60,005)	(1,138)	2,113
(Decrease)/Increase in accounts payable	362,782	(87,681)	65,880
Increase/(Decrease) in accrued expenses	88,432	21,369	(69,583)

Net cash used in operating activities	(2,503,949)	(1,928,679)	(2,153,948)

Cash flows from investing activities
Purchase of short-term investment	(2,480,500)	—	—
Acquisition of machinery and equipment	(7,293)	—	(740)

Net cash used in investing activities	(2,487,793)	—	(740)

Cash flows from financing activities
Proceeds from common stock issued and warrants	6,999,979	2,100,000	2,499,980
Proceeds from common stock options exercised	843,500	—	—

Net cash provided by financing activities	7,843,479	2,100,000	2,499,980

Net increase in cash and cash equivalents	2,851,737	171,321	345,292
Cash and cash equivalents, beginning	530,275	358,954	13,662

Cash and cash equivalents, ending	$3,382,012	$530,275	$358,954

Schedule of non-cash investing and financing activities
Shares issued in payment of legal settlement	$150,473	$—	$—
Other	40,600	35,000	70,000

See accompanying Summary of Significant Accounting Policies and Notes to Financial Statements.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business

International Fuel Technology, Inc., (“IFT”) is a company that was incorporated under the laws of the State of Nevada on April 9, 1996. IFT has developed a family of fuel additive product formulations. These unique fuel blends have been created to improve fuel economy, enhance lubricity (reducing engine wear and tear) and lower harmful engine emissions, while decreasing reliance on petroleum-based fuels through the use of more efficient, alternative and renewable fuels. IFT began transitioning from a development stage technology company to a commercial entity during 2002 and has been increasing its product marketing and sales efforts since. IFT is now focused on continuing to develop the body of evidence of the efficacy of its products applicable to a wide range of markets and industries within these markets through additional industry specific laboratory testing and customer field trials. In addition, IFT is continuing to strengthen its distributor and customer contact base. Marketing and sales efforts, in conjunction with the additional industry specific testing, will complete IFT’s transition to a commercial enterprise.

During 2005, IFT recorded $500,000 for the sale of DiesolIFTtm to First Asia Fuel Corporation, a distributor of IFT product in selected Asian Pacific Rim countries, representing 89% of total revenues. Remaining IFT product line revenues for 2005 are not significant.

As previously discussed in the “Manufacturing Partner” portion of the Description of Business section, IFT currently utilizes Tomah as its sole contracted product manufacturer. Tomah independently purchases required raw materials to manufacture IFT’s product.

Summaries of IFT’s significant accounting policies follow:

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

IFT recognizes revenue from the sale of its products when the products are shipped, and title and risk of loss has passed to the buyer. The majority of IFT revenues are from sales to product distributors. Product distributors do not have the option to return product that is not immediately sold to an end-user. Therefore, IFT’s revenue recognition is not conditional on whether a distributor is able to sell product to an ultimate product end-user. IFT’s sales policies for end-users are consistent with product distributor sales policies.

Cash and Cash Equivalents

IFT maintains cash in a bank account, which, at times, exceeds federally insured limits. IFT has experienced no losses relating to these excess amounts of cash in a bank.

IFT utilizes a cash management program that assesses daily cash requirements. Excess funds are invested in overnight repurchase agreements backed by United States Treasury securities. Repurchase agreements are not deposits, are not insured or guaranteed by the United States government, the Federal Deposit Insurance Corporation or any other government agency, and involve investment risk including possible loss of principal.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Short-term Investments

IFT purchased a debt security in November 2005. The debt security has an interest rate of 3.5% and matures in November 2006. IFT intends to treat this debt security as a held-to-maturity instrument. The market value of the short-term investment approximates the cost at December 31, 2005, and the interest income is recorded in the statement of operations.

Accounts Receivable

An allowance for doubtful accounts is maintained at a level IFT believes is sufficient to cover potential losses based on historical trends and known current factors impacting IFT’s customers. IFT determined that an allowance for doubtful accounts was not necessary as of December 31, 2005 and December 31, 2004. IFT did, however, write-off $6,741 of accounts receivable in 2005.

Inventory

Inventory, which consists of finished product, is valued at the lower of cost or market, based on the first-in, first-out (“FIFO”) method, or market, and represents purchased cost from vendors.

Machinery and Equipment

Machinery and equipment investment is stated at cost. Depreciation is calculated using the straight-line method over an asset’s appropriate estimated useful life, generally 3 to 5 years.

Long-lived Assets

IFT reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances (such as changes in operations or estimated future cash flows) indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2005 there has been no impairment of long-lived assets.

Goodwill

At a minimum, goodwill impairment is tested annually in the fourth quarter of each year. Goodwill impairment would also be reviewed if any events occur during the year that might indicate impairment. IFT calculates the fair value of the Company on a per share basis using the market capitalization value of IFT’s common stock compared to the book carrying value of the Company. As of December 31, 2005, no provision for impairment of goodwill has been recorded. For tax purposes, goodwill is deductible and is being amortized over 15 years.

Deferred Income Taxes

Deferred income taxes are provided on a liability method whereby deferred income tax assets are recognized for deductible temporary differences, operating losses and tax credit carry-forwards, and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Research and Development

Research and development costs are expensed as incurred. Expense for the years ended 2005, 2004 and 2003 was $310,230, $108,146, and $31,300, respectively.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Advertising Expenses

Advertising expenses are expensed as incurred and amounted to $68,584, $42,884 and $32,964 in 2005, 2004 and 2003, respectively.

Basic and Diluted Net Earnings Per Common Share

Basic earnings per share are based upon the weighted-average number of common shares outstanding for the period. Diluted earnings per share are based upon the weighted-average number of common and potentially dilutive common shares outstanding for the period. Pursuant to SFAS No. 128, Earnings per Share (“SFAS 128”), no adjustment is made for diluted earnings per share purposes since IFT is reporting a net loss, and common stock equivalents would have an anti-dilutive effect. For the fiscal years ended December 31, 2005, 2004, and 2003, 24,477,592, 20,350,000, and 9,660,000 shares, respectively, of common stock equivalents were excluded from the computation of diluted net earnings per share since their effect would be anti-dilutive.

Fair Value of Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments (“SFAS 107”), requires the disclosure of fair value for all financial instruments as defined in SFAS 107 for which it is practicable to estimate fair value.

The carrying amounts of short-term investments, accounts receivable and accounts payable approximate fair value because of their short maturity. The fair value of IFT’s short-term investment in U.S. Treasury notes is stated at amortized cost, which approximates the fair market value at December 31, 2005. Any interest earned is recorded to interest income.

Accounting for Stock-based Compensation

IFT applies the intrinsic value method under Accounting Principles Bulletin Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for employee stock options, which expenses the excess of market price of the stock over the exercise price on the measurement date. In addition, certain options are treated as variable-based awards in accordance with APB 25 and are marked to market with the resulting valuation impact recorded as compensation expense until the options are exercised, expired or forfeited. In 2005, 2004 and 2003, IFT recognized $369,820, $1,626,700 and $32,500, respectively, of compensation expense on the variable-based awards as a result of the market price exceeding the exercise price established by re-pricing and the acceleration of vesting dates. Options granted to non-employees are accounted for under SFAS No. 123, Accounting for Stock-Based Payment (“SFAS 123”), which requires options to be accounted for based on their fair value, and Emerging Issues Task Force 96-18, which requires options to be marked to market until vested.

IFT has elected to continue to utilize the accounting provisions of APB 25 for stock options. However, IFT is also required to provide pro forma disclosures of net earnings and net earnings per share as if IFT had adopted the fair value method under SFAS 123.

The weighted-average grant date fair value of stock options granted to employees during the year and the weighted-average significant assumptions used to determine those fair values, using a modified Black-Scholes

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

option pricing model, and the pro forma effect on net earnings of the fair value accounting for stock options under SFAS 123, are as follows:

	2005	2004	2003

Significant assumptions (weighted-average)
Weighted-average fair value per options granted	$1.91	$0.47	$0.08
Risk-free interest rate at grant date	3.86%	3.41%	2.38%
Expected stock price volatility	1.5	1.5	1.7
Expected dividend payout	0	0	0
Expected option life (years)	4	4	4
Net earnings
As reported	$(5,329,747)	$(4,518,936)	$(2,618,718)
Add expense recognized for stock-based employee compensation	883,080	1,626,700	32,500
Deduct total stock-based employee compensation expense determined under the fair value based method	(5,049,238)	(1,954,007)	(166,472)

Pro forma	$(9,495,905)	$(4,846,243)	$(2,752,690)

Net earnings per share
As reported	$(0.07)	$(0.06)	$(0.04)
Pro forma	$(0.12)	$(0.06)	$(0.04)

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share–Based Payment (“SFAS 123R”), which revised and replaced SFAS 123 and superceded APB 25. SFAS 123R is effective for public companies at the beginning of the first annual reporting period that begins after June 15, 2005. SFAS 123R requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in the statements of operations.

SFAS 123R permits public companies to adopt its requirements using one of two methods. The first adoption method is a “modified prospective” method in which compensation cost is recognized beginning with the effective date (i) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. The second adoption method is a “modified retrospective” method, which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures, either (i) all prior periods presented or (ii) prior interim periods in the year of adoption.

IFT has elected the modified prospective method and will not restate prior year amounts. As permitted by SFAS 123, IFT currently accounts for share-based payments to employees under APB 25 using the intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R’s fair value method will have a significant impact on IFT’s results of operations, although it will have no impact on IFT’s overall financial position. The full impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had IFT adopted SFAS 123R in prior years, the impact of that adoption would have approximated the impact of SFAS 123, as described in the disclosure of pro forma net earnings and pro forma earnings per share. IFT expects the implementation of FAS 123R to cause an approximate $430,000 increase to stock option expense for the first quarter of 2006.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, Accounting for Conditional Asset Retirement Obligations, An Interpretation of FASB Statement No. 143 (“FIN 47”). A conditional asset retirement obligation refers to a legal obligation to retire assets where the timing and/or method of settlement are conditioned on future events. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The adoption of FIN 47, which became effective December 31, 2005 for calendar-year entities, did not have a material impact on IFT’s financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which replaces APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 retained accounting guidance related to changes in estimates, changes in a reporting entity and error corrections. However, changes in accounting principles must be accounted for retrospectively by modifying the financial statements of prior periods unless it is impracticable to do so. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005. IFT does not believe adoption of SFAS 154 will have a material impact on its financial position, results of operations or cash flows.

In November 2005, the FASB issued Staff Position No. FAS 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”). FSP 115-1 provides accounting guidance for determining and measuring other-than-temporary impairments of debt and equity securities, and confirms the disclosure requirements for investments in unrealized loss positions as outlined in Emerging Issues Task Force issue 03-01, The Meaning of Other-Than-Temporary Impairments and its Application to Certain Investments. The accounting requirements of FSP 115-1 are effective on January 1, 2006 and will not have a material impact on IFT’s financial position, results of operations or cash flows.

Note 2.	Acquisitions

On May 25, 2001 IFT issued 12,500,001 common shares to the shareholders of Interfacial Technologies (UK) Limited (“Interfacial”) to acquire all of Interfacial’s outstanding common stock. Interfacial is a company formed in May 2000 which has, since its inception, focused its efforts to develop proprietary fuels and fuel additive formulations that will improve fuel economy, enhance lubricity and lower harmful engine emissions, while decreasing reliance on petroleum-based fuels. IFT acquired Interfacial because it believed Interfacial’s technologies could be more expeditiously and cost effectively brought to market than its previously acquired PEERFUELtm technology. The purchase price of approximately $6,750,001 was determined based on the market price of IFT’s common stock on the date the acquisition was announced. Stock certificates for an additional 8,500,002 common shares were placed in an escrow account subject to a performance escrow agreement that provides for the release of the stock certificates to the Interfacial shareholders based on the achievement of certain revenue levels by IFT. In January 2002, IFT and the former shareholders of Interfacial agreed to reduce the additional shares subject to the performance escrow by 500,000 shares. In May 2003, IFT cancelled the remaining 8,000,002 shares in the escrow account as a result of IFT not achieving the revenue levels described in the performance agreement.

The acquisition has been accounted for using the purchase method of accounting, and the assets have been recorded at fair value. Results of operations have been included as of the effective date of the transaction. The purchase price of $6,750,001 was allocated as follows: $2,400,001 to purchased technology, $1,900,000 to in-process research and development, and $2,450,000 to goodwill. IFT is using an estimated life of 6 years for the purchased technology. At the date of acquisition, Interfacial’s efforts focused on fine-tuning its additive technology for aqueous blends and tailoring it to existing applications, in order to optimize the emission-reducing characteristics while preserving engine efficiency, and there existed uncertainties regarding the successful development of the technology. The amount allocated to in-process research and development was calculated in a valuation using the discounted cash flow method based on a useful life of 6 years, and the entire value of $1,900,000 was charged to research and development expense during 2001. As of December 31, 2001, IFT had completed development of this technology and was shifting its focus to commercialization. Amortization of purchased technology amounted to

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

$400,000 for the years ended December 31, 2005, 2004, and 2003. Amortization expense for the next 2 years will be as follows: $400,000 in 2006 and $166,668 in 2007.

IFT made no acquisitions during 2005 and currently has no acquisition plans under consideration.

Note 3.	Extinguishment of Liabilities

Included in accrued compensation at December 31, 2005 and 2004 is $53,087 and $239,469, respectively, representing employee salaries and wages compensation earned but not yet paid. In 2005, as part of a legal settlement with a former employee, IFT issued 41,667 shares of common stock valued at $105,473, which was based on the market price of the stock on January 28, 2005. Related to this settlement, IFT also issued $45,000 (27,427 total common shares issued) worth of common stock shares paid in four equal installments of $11,250 on March 31, 2005, May 31, 2005, July 29, 2005 and September 30, 2005. The remainder of the accrued but unpaid compensation will be paid in the first quarter of 2006.

In December 2003, as a result of a litigation settlement, IFT was released from its obligation regarding notes payable in the amount of $162,500, accrued interest relating to the notes of $27,500 and current year interest expense of $8,900. The write-off of the notes and interest was recognized as other income.

Note 4.	Stockholders’ Equity

Effective October 27, 1999, IFT merged with and into Blencathia Acquisition Corporation (“Blencathia”). Blencathia had 300,000 shares outstanding at the time of the merger, which it redeemed and canceled. In exchange for 300,000 shares of Blencathia’s common stock, IFT issued 300,000 shares of its restricted common stock. These shares are expected to be sold in an amount sufficient to provide the former shareholders of Blencathia with proceeds of $500,000, the negotiated cost of the acquisition.

On May 8, 2000 IFT issued 300,000 common shares that were issued per the Blencathia merger agreement. The 300,000 shares of common stock are included in the statement of stockholders’ equity for the year ended December 31, 2005, 2004 and 2003 but are not included in earnings per share and weighted-average share calculations for those periods. They will be included when the shares are sold to provide payment to the shareholders of Blencathia. The shareholders of Blencathia have represented to the management of IFT that the 300,000 shares will be sold only with IFT’s approval. If the shares are sold and $500,000 is not generated, additional shares may need to be issued to the shareholders of Blencathia. Based on the December 31, 2005 $1.97 market price of IFT’s common stock, a total of 253,808 shares would need to be issued to generate the $500,000 proceeds.

In 2005, IFT issued 133,000 shares of common stock in lieu of cash compensation and recorded $271,100. 50,000 of these shares were granted to a consultant to compensate for expenses incurred on behalf of IFT. 50,000 common shares were awarded to a new employee as a form of compensation. The remaining 33,000 shares were issued to a Board Member for past Director’s services provided from 2000 through 2004. In 2004, IFT issued 350,000 shares of common stock in lieu of cash compensation and recorded $134,000 of expense for consulting services provided. In 2003, IFT issued 480,000 shares of common stock in lieu of cash compensation and recorded $248,059 expense for consulting services provided. All expense recorded was based on IFT’s common share price on the common stock grant date. No additional stock is to be issued under these agreements.

In 2002, IFT secured $2,500,000 in new capital from the sale of 13,888,889 shares of restricted common stock to R.C. Holding Company. IFT received $600,000 from the sale of these shares in 2002 and $1,900,000 from the sale of these shares in 2003.

During 2003, IFT sold 2,457,142 shares of common stock to consultants (800,000) and Directors (1,657,142) and received total proceeds of $599,980. During 2004, IFT sold 5,181,925 shares of common stock to a Director and received proceeds of $2,100,000. During 2005, IFT sold a total of 4,805,376 shares of common stock. Of this

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

amount, 357,397 shares were sold to a Director, representing proceeds of $500,000, and 4,447,979 shares were sold to accredited investors, representing proceeds of $6,499,979. The sale of stock to accredited investors also included 1,111,993 common stock warrants, which along with the sale of common stock, was recorded to additional paid-in capital. The sales price of all stock sale transactions was based on the trading price on the date of commitment for purchase. The following table provides additional detail related to the issuance of these warrants.

		Exercisable	Exercise	Expiration
Grantee	# of Warrants	Date	Price	Date

Institutional Accredited Investor	30,375	immediately	$1.03	5/23/2010
Institutional Accredited Investor	17,500	immediately	$1.03	5/23/2010
Institutional Accredited Investor	49,250	immediately	$1.03	5/23/2010
Individual Accredited Investor	11,468	immediately	$1.09	5/31/2010
Individual Accredited Investor	55,357	immediately	$1.40	6/29/2010
Institutional Accredited Investor	55,357	immediately	$1.40	9/1/2010
Institutional Accredited Investor	44,643	immediately	$1.40	9/1/2010
Individual Accredited Investor	3,448	immediately	$1.45	8/19/2010
Individual Accredited Investor	6,034	immediately	$1.45	8/19/2010
Individual Accredited Investor	6,034	immediately	$1.45	8/19/2010
Individual Accredited Investor	10,000	immediately	$1.45	8/26/2010
Individual Accredited Investor	3,448	immediately	$1.45	8/22/2010
Individual Accredited Investor	10,000	immediately	$1.45	8/26/2010
Individual Accredited Investor	6,250	immediately	$1.45	8/26/2010
Individual Accredited Investor	17,241	immediately	$1.45	7/29/2010
Individual Accredited Investor	3,448	immediately	$1.45	8/22/2010
Institutional Accredited Investor	17,500	immediately	$1.45	9/1/2010
Institutional Accredited Investor	163,793	immediately	$1.45	9/1/2010
Institutional Accredited Investor	173,886	immediately	$1.45	9/1/2010
Individual Accredited Investor	3,448	immediately	$1.45	8/29/2010
Institutional Accredited Investor	4,310	immediately	$1.45	9/2/2010
Institutional Accredited Investor	44,828	immediately	$1.45	8/18/2010
Institutional Accredited Investor	17,241	immediately	$1.45	9/1/2010
Individual Accredited Investor	43,103	immediately	$1.45	8/31/2010
Individual Accredited Investor	3,448	immediately	$1.45	8/30/2010
Individual Accredited Investor	13,430	immediately	$1.49	7/28/2010
Individual Accredited Investor	37,500	immediately	$1.55	6/15/2010
Individual Accredited Investor	7,813	immediately	$1.60	8/10/2010
Individual Accredited Investor	15,625	immediately	$1.60	6/16/2010
Institutional Accredited Investor	15,625	immediately	$1.60	9/2/2010
Institutional Accredited Investor	36,765	immediately	$1.70	9/1/2010
Institutional Accredited Investor	8,750	immediately	$1.70	9/12/2010
Institutional Accredited Investor	20,074	immediately	$1.70	9/16/2010
Institutional Accredited Investor	36,765	immediately	$1.70	9/16/2010
Institutional Accredited Investor	22,059	immediately	$1.70	9/19/2010
Institutional Accredited Investor	36,765	immediately	$1.70	9/27/2010
Institutional Accredited Investor	25,000	immediately	$1.70	9/2/2010
Individual Accredited Investor	14,706	immediately	$1.70	8/30/2010
Individual Accredited Investor	14,706	immediately	$1.70	9/8/2010
Individual Accredited Investor	2,500	immediately	$1.70	9/8/2010
Individual Accredited Investor	2,500	immediately	$1.70	9/7/2010

	1,111,993

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the fourth quarter of 2005, IFT recorded a provision for the future issuance of common stock options (209,000) and common stock shares (77,000) to compensate Board of Director members for Board services provided between 2000 and 2005. The following table provides additional detail related to this provision.

		Options Issuance
	# of Common Shares	Price/Common Shares
# of Options Granted	to be Issued	to be Issued Price

22,000		$0.34
22,000		$0.47
33,000		$0.10
44,000		$0.39
44,000		$1.92
44,000	77,000	$1.97

209,000	77,000

$353,980 was recorded to stockholders’ equity to reflect this transaction. In 2005, IFT also accrued $86,680, which is included in accrued compensation, for Board services provided from 2001 through 2004 that will be paid in 2006. $72,600 had previously been recorded in the first quarter of 2005 to reflect one Director’s Board service from 2002-2004 (33,000 common shares). This amount is included in the issuance of stock for services on the Statements of Stockholders’ Equity. In 2005, IFT recorded a total of $513,260 to reflect Board service expenses from 2000 through 2005.

In 2005, IFT received proceeds of $843,500 for 1,718,500 stock options exercised. 593,500 stock options were exercised by an employee and 1,125,000 stock options exercised by individuals providing consulting and/or legal services. In 2004 and 2003, IFT did not receive any proceeds from stock options exercised, as no stock options were exercised during these years.

In 2005, IFT also issued 69,094 common shares, valued at $150,473, in full settlement of a dispute with a former employee.

Note 5.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the net deferred income tax asset are as follows:

	December 31,
	2005	2004	2003

Net operating loss carry-forwards	$13,222,000	$11,606,000	$10,668,000
In-process research and development	764,000	784,000	804,000
Stock option expense	1,637,000	1,060,000	202,000
Accrued compensation	(5,000)	47,000	25,000

	15,618,000	13,497,000	11,699,000
Less valuation allowance	(15,618,000)	(13,497,000)	(11,699,000)

Deferred tax asset	$—	$—	$—

In accordance with GAAP, a valuation allowance must be established for a deferred tax asset if it is more likely than not that a tax benefit may not be realized from the asset in the future. IFT has established a valuation allowance to the extent of its deferred tax assets since it is not yet certain that absorption of the deferred tax asset through future earnings will occur.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Net operating loss carry-forwards available for IFT for Federal tax purposes are as follows:

Balance	Expiration

$ 344,473	2012
1,090,666	2013
12,971,893	2019
4,213,207	2020
2,878,026	2021
2,729,826	2022
2,441,976	2023
2,345,857	2024
4,039,837	2025

$33,055,761

The reconciliation of income tax computed at the United States federal statutory tax rate of 34% to the income tax benefit is as follows:

	Year Ended December 31,
	2005	2004	2003

Tax benefit at federal statutory rate	$(1,812,000)	$(1,536,000)	$(890,000)
Change in deferred tax valuation allowance	2,121,000	1,798,000	961,000
State taxes, net of federal income tax	(309,000)	(262,000)	(71,000)

Income tax benefit	$—	$—	$—

Note 6.	Lease Commitment

As of January 1, 2002, IFT leased office space under a five-year operating lease, expiring on December 31, 2006. Rent expense was $51,790, $47,976, and $52,755, during the fiscal years ended December 31, 2005, 2004 and 2003, respectively. IFT also entered into a five-year office equipment lease on October 4, 2005. Future minimum lease payments are $54,151 for 2006 and $3,162 annually for the remaining full years of the office lease.

Note 7.	Legal Proceedings

IFT is subject to various lawsuits and claims with respect to matters arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes, after consulting with counsel, that it is more likely than not that the ultimate liabilities resulting from such lawsuits and claims will not materially affect IFT’s financial position, results of operations or liquidity.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 8.	Quarterly Statements of Operation Information (Unaudited)

	For the Three Month Period Ended
	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005

Revenues	$48	$56,535	$7,265	$499,633
Net earnings	$(1,018,687)	$(1,509,723)	$(1,487,947)	$(1,313,390)
Basic and diluted net earnings per share	$(0.01)	$(0.02)	$(0.02)	$(0.02)
Weighted-average common shares outstanding	78,647,405	79,382,116	81,540,328	84,127,451

	For the Three Month Period Ended
	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004

Revenues	$3,614	$4,605	$6,435	$9,168
Net earnings	$(602,540)	$(589,362)	$(580,443)	$(2,746,591)
Basic and diluted net earnings per share	$(0.01)	$(0.01)	$(0.01)	$(0.04)
Weighted-average common shares outstanding	72,720,699	73,924,060	75,094,192	77,904,945

During the fourth quarter of 2005, IFT recorded a provision for the future issuance of common stock options (209,000) and common stock shares (77,000) to compensate Board of Director members for Board services provided between 2000 and 2005. Also in the fourth quarter of 2005, IFT accrued $86,680 for Board services provided from 2001 through 2004 that will be paid in 2006. $72,600 had previously been recorded in the first quarter of 2005 to reflect one Director’s Board service from 2002-2004 (33,000 common shares). This amount is included in the issuance of common stock for services on the Statements of Stockholders’ Equity. In 2005, IFT recorded a total of $513,260 to reflect Board service expenses from 2000 through 2005.

Note 9.  Options

On October 23, 2001, the Board of Directors adopted IFT’s Long Term Incentive Plan (“LTIP”). The Board of Directors is responsible for the administration of this LTIP, and is the approval authority for all option grant awards under this Plan. Subject to the express provisions of the LTIP, the Board of Directors shall have full authority and sole and absolute discretion to interpret and amend this LTIP, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations which it believes to be necessary or advisable in administering this LTIP. The determinations of the Board of Directors on the matters referred to in this Section shall be conclusive.

The maximum number of shares of common stock as to which awards may be granted under this Plan, subject to subsequent amendments, is 17,500,000 shares. The common stock issued upon exercise of options or on grant of stock awards may be shares previously authorized but not yet issued or shares which have been issued and reacquired by IFT as treasury stock. The Board of Directors may increase the maximum number of shares of common stock as to which awards may be granted at such time as it deems advisable. Awards may be granted to employees or consultants of IFT in their individual capacity only. As of December 31, 2005, IFT has only issued common stock options to employees under this LTIP.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The table below summarizes stock option expense by category for the following years:

Components of Stock Options Expense

	2003	2004	2005

Employee options, using variable accounting	$32,500	$1,626,700	$369,820
Non-employee options	$779	$516,695	$1,071,760
Board member options	$—	$—	$202,290

During 2002, IFT should have issued shares to employees on various anniversary dates of their employment. These shares were never issued, and were replaced with grants of options under the LTIP to purchase an aggregate of 1,010,000 shares of common stock at exercise prices ranging from $0.14 to $0.25 per share, vesting immediately, and expiring in December 2009. These options are being accounted for using variable-based accounting in accordance with APB 25. As a result, IFT incurred compensation expense of $369,820, $1,626,700 and $32,500 in 2005, 2004 and 2003, respectively, as a result of the market price exceeding the exercise price established by re-pricing (which ranged from $0.26 to $0.48) and the acceleration of vesting dates.

In 2003, IFT granted an additional 1,500,000 stock options to employees. All of these options vested over 12 or 24 months. The options have an exercise price of $0.50 and expire in 2007 and 2008. No compensation cost has been recognized for options granted with an option price equal to, or above, the market price of the stock at the option grant date.

In 2004, IFT granted an additional 3,450,000 stock options to employees. 1,800,000 of the options granted in 2004 vested immediately, and the remaining 2004 options vest over 12 or 24 months. The options have exercise prices ranging from $1.00 to $2.00 and expire in 2009. IFT applied the intrinsic value method under APB 25 and related interpretations in accounting for these options. No compensation cost has been recognized for options granted with an option price equal to, or above, the market price of the stock at the option grant date.

In 2005, IFT granted an additional 3,109,198 stock options to employees that have a vesting period ranging between 5 and 36 months. 1,375,099 of these stock options were subsequently forfeited due to the departure of an employee before the options vested. The remaining options granted in 2005 have exercise prices ranging from $0.10 to $2.23 and expire in 2009 and 2010. IFT recorded $202,290 as compensation to Board members for services from 2000 through 2004 since the option price was below the market price of the stock at the option grant date. No compensation cost has been recognized for the remaining options granted in 2005 as the option price was equal to, or above, the market price of the stock at the option grant date.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following tables summarize information about stock options (issued to employees) during the three years ended December 31, 2005:

			Weighted-Average
	Shares	Exercise Price per Share	Exercise Price

Outstanding at December 31, 2002	5,860,000	$0.14-0.75	$0.44
Granted	1,500,000	$0.50	$0.50
Forfeited	(100,000)	$0.50	$0.50

Outstanding at December 31, 2003	7,260,000	$0.14-0.75	$0.45
Granted	3,450,000	$1.00-2.00	$1.48
Forfeited	(250,000)	$0.50	$0.50

Outstanding at December 31, 2004	10,460,000	$0.14-2.00	$0.79
Granted(1)	3,109,198	$0.10-2.23	$2.12
Exercised	(593,500)	$0.25-1.00	$0.47
Forfeited	(1,375,099)	$2.23	$2.23

Outstanding at December 31, 2005	11,600,599	$0.10-2.23	$0.99

Options excercisable at December 31, 2005	10,150,500	$0.10-2.00	$0.82
Options excercisable at December 31, 2004	8,810,000	$0.14-1.00	$0.56
Options excercisable at December 31, 2003	4,885,000	$0.14-0.75	$0.43

(1)	Includes 165,000 options granted at less than market price with a weighted-average exercise price of $0.74 and 2,944,198 options granted at a price equal to market price with a weighted-average excercise price of $2.20.

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Employee options:

	Options Outstanding			Options Exercisable
	Number			Number
	Outstanding	Weighted-Average		Exercisable
	at December 31,	Remaining	Weighted-Average	at December 31,	Weighted-Average
Exercise Price	2005	Contractual Life	Exercise Price	2005	Exercise Price

$0.10	33,000	5	$0.10	33,000	$0.10
$0.14	750,000	4	$0.14	750,000	$0.14
$0.25	1,010,000	4	$0.25	1,010,000	$0.25
$0.34	22,000	5	$0.34	22,000	$0.34
$0.39	44,000	5	$0.39	44,000	$0.39
$0.47	22,000	5	$0.47	22,000	$0.47
$0.50	3,750,000	4	$0.50	3,750,000	$0.50
$0.75	1,000,000	4	$0.75	1,000,000	$0.75
$1.00	1,706,500	4	$1.00	1,706,500	$1.00
$1.75	150,000	5	$1.75	75,000	$1.75
$1.92	44,000	5	$1.92	44,000	$1.92
$1.97	44,000	5	$1.97	44,000	$1.97
$2.00	1,650,000	5	$2.00	1,650,000	$2.00
$2.23	1,375,099	4	$2.23	—	$—

	11,600,599	4	$0.99	10,150,500	$0.82

In 2003, IFT granted 700,000 stock options to non-employees with a vesting period of either 12 or 24 months. 100,000 of these stock options will vest based on the occurrence of an operational milestone. As the occurrence of this event is not currently probable, no expense has been recorded to date. The fair value of the options was recorded as consulting expense ratably over the vesting period. In 2003, 1,500,000 options granted in 2002 that had not yet vested were forfeited. IFT cancelled these options and reversed previously recognized consulting expense relating to these options. In 2004, IFT granted 7,490,000 stock options to non-employees. 1,235,000 of the options granted in 2004 vested immediately and were recorded as consulting expense at that time. Some of the 2004 options vested over 10 or 12 months and the fair value of the options were recorded as consultant expense ratably over the vesting period. The majority of the 2004 options will vest based on the occurrence of certain events and expense will be recorded when the occurrence of the events becomes probable, or the triggering events occur. The triggering events are primarily based on revenues and based on current operations, the occurrence of these events is not probable. During 2005, 3,000,000 options were granted to FT Marketing, Ltd. (“FTM”), a marketing affiliate of Fuel Technologies Ltd. (“FTL”). FTL was formed for the purpose of marketing and distributing IFT’s products. Mr. Stride, an IFT Director, is President of FTL. Mr. Friedland, who owns more than five percent of IFT’s common stock, is the Chairman of FTL. 1,000,000 of these options vested immediately, yielding $720,000 in stock option expense. Total expense recognized in connection with options to non-employees was $779 in 2003, $516,695 in 2004 and $1,071,760 in 2005.

Options outstanding to non-employees at December 31, 2005, 2004 and 2003 are 11,765,000, 9,890,000 and 2,400,000, respectively. Options exercisable by non-employees at December 31, 2005, 2004 and 2003 are 5,660,000, 3,535,000 and 1,450,000, respectively. The weighted-average exercisable prices by non-employees at December 31, 2005, 2004 and 2003, for options outstanding and exercisable was $1.13 and $1.36, $0.79 and $0.52, and $0.50 and $0.50, respectively.

Services performed by non-employees who were granted options include product/distribution consulting and legal services. The fair value for these options ($0.72 for 2005, $0.37 for 2004 and $0.07 for 2003) was estimated at

INTERNATIONAL FUEL TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 3.80% for 2005, 3.40% for 2004 and 1.66% for 2003; volatility factor of 1.47 for 2005, 1.52 for 2004 and 1.36 for 2003; and a weighted-average expected life of the option of 5 years for 2005 and 4.75 years for 2004 and 2003.

Non-employee options:

		Exercise Price	Weighted-Average
	Shares	per Share	Exercise Price

Outstanding at December 31, 2002	3,200,000	$0.25-0.75	$0.50
Granted	700,000	$0.50	$0.50
Forfeited	(1,500,000)	$0.50	$0.50

Outstanding at December 31, 2003	2,400,000	$0.25-0.75	$0.50
Granted	7,490,000	$0.35-2.00	$0.89

Outstanding at December 31, 2004	9,890,000	$0.25-2.00	$0.79
Granted	3,000,000	$1.65-2.35	$2.00
Exercised	(1,125,000)	$0.50	$0.50

Outstanding at December 31, 2005	11,765,000	$0.25-2.35	$1.13

Options excercisable at December 31, 2005	5,660,000	$0.25-2.35	$1.36
Options excercisable at December 31, 2004	3,535,000	$0.25-1.00	$0.52
Options excercisable at December 31, 2003	1,450,000	$0.25-0.75	$0.50

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an itemization of various expenses, all of which we will pay, in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Estimated expenses in connection with the issuance and distribution of the securities being registered:

Securities and Exchange Commission registration fee	$1,017
Accounting	$25,000
Legal fees and expenses	$100,000
Printing	$25,000
Miscellaneous	$2,000

$153,017

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada General Corporation Law and our bylaws provide for the indemnification of Directors, officers and certain other persons in the circumstances outlined below.

Actions other than by the Company:  International Fuel may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of International Fuel, by reason of the fact that such person is or was a Director, officer, employee or agent of International Fuel, or is or was serving at the request of International Fuel as a Director, officer, employee or agent of another corporation or other entity, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with the action, suit or proceeding if (i) such person is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of the law or (ii) such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of International Fuel, and, with respect to any criminal action or proceeding, has no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person (i) was not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of the law or (ii) did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of International Fuel, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his or her conduct was unlawful.

Actions by the Company:  International Fuel may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of International Fuel to procure a judgment in its favor by reason of the fact that such person is or was a Director, officer, employee or agent of International Fuel, or is or was serving at the request of International Fuel as a Director, officer, employee or agent of another corporation or other entity, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if (i) such person is not liable for a breach of fiduciary duty involving intentional misconduct, fraud or a knowing violation of the law or (ii) such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of International Fuel. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to International Fuel or for amounts paid in settlement to International Fuel, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Successful defense:  To the extent that a Director, officer, employee or agent of International Fuel has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by International Fuel against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection with the defense.

Required approval:  Any discretionary indemnification, unless ordered by a court, must be made by International Fuel only as authorized in the specific case upon a determination that indemnification of a Director, officer, employee or agent is proper in the circumstances. The determination must be made by (i) the shareholders; (ii) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or proceeding; (iii) if a majority of a quorum consisting of Directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of Directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Advance of expenses:  The Articles of Incorporation, the bylaws or an agreement made by International Fuel may provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by International Fuel as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or Director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by International Fuel.

Other rights:  The indemnification provisions above and the advancement of expenses (i) do not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled for either an action in his or her official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court or for the advancement of expenses, may not be made to or on behalf of any Director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of the action and (ii) continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such person.

As provided by the Nevada General Corporation law, International Fuel has obtained liability insurance for its Directors and officers covering, subject to exceptions, any actual or alleged negligent act, error, omission, misstatement, misleading statement, neglect or breach of duty by such Directors or officers, individually or collectively, in the discharge of their duties in their capacities as Directors and officers of the International Fuel.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

The equity transactions listed below were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Act. None of the private placements involved underwriters or broker-dealers. Therefore, there was no underwriting discounts or commissions and we received full gross proceeds of the offering.

Date	Purchaser	Price	Shares(1)		Proceeds

1/31/2003	Observor Acceptances, Ltd.	$0.10	300,000		$30,000
11/3/2003	Rex Carr	$0.40	250,000		$99,995
11/3/2003	Rex Carr	$0.40	175,000		$69,985
11/3/2003	Observor Acceptances, Ltd.	$0.10	1,000,000		$100,000
12/2/2003	R C Holding Company	$0.42	357,142		$150,000
12/3/2003	Gerald Montroy	$0.40	375,000		$150,000
2/2/2004	Rex Carr	$0.36	416,667		$150,000
2/23/2004	Rex Carr	$0.24	625,000		$150,000
3/29/2004	Rex Carr	$0.35	428,571		$150,000
5/18/2004	Rex Carr	$0.35	428,571		$150,000
6/14/2004	Rex Carr	$0.35	428,571		$150,000
7/19/2004	Rex Carr	$0.35	428,571		$150,000
8/31/2004	Rex Carr	$0.35	428,571		$150,000
9/1/2004	First Asia Fuel Corporation (Non-Employee Options)	$0.35	2,000,000	(2)	$—
9/22/2004	Norton Lane Advisors Limited (Non-Employee Consulting Warrants)	Various	4,000,000	(3)	$—

10/1/2004	Rex Carr	$0.35	428,571		$150,000
10/6/2004	Granger Whitelaw (Non-Employee Consulting Options)	$0.50	1,000,000	(4)	$—
10/12/2004	Rex Carr	$0.32	311,687		$100,000
11/4/2004	Rex Carr	$0.35	428,571		$150,000
12/2/2004	Rex Carr	$0.35	428,574		$150,000
12/15/2004	R C Holding Company	$1.25	400,000		$500,000
3/31/2005	Rex Carr	$2.18	114,679		$250,000
5/16/2005	FT Marketing, Ltd. (Non-Employee Consulting Options)	Various	3,000,000	(5)	$—
5/23/2005	Rex Carr	$1.03	242,718		$250,000
Various 2005	2005 Equity Raise (Restricted Shares)	Various	4,447,979	(6)	$6,499,979
Various 2005	2005 Equity Raise (Warrants)	Various	1,111,993	(6)	$—

(1)	Unless otherwise noted in the footnotes below, the shares sold were restricted shares of our common stock.

(2)	Included 2,000,000 restricted shares of common stock issuable upon the exercise of options. These options were cancelled effective April 28, 2006.

(3)	Included 4,000,000 shares issuable upon exercise of warrants. These warrants were cancelled effective April 28, 2006.

(4)	Includes the option to purchase 1,000,000 shares of common stock for consulting services provided. These options vested on October 6, 2004 and were fully exercised prior to expiration.

(5)	Includes 2,000,000 shares issuable upon exercise of options that we issued in connection with our 2005 equity raise and 1,000,000 shares issuable upon exercise of options that we issued in connection to a marketing agreement entered into. The underlying shares related to these options are being registered on this registration statement. See the “Selling Shareholders” section in the prospectus filed as part of this registration statement for more details.

(6)	The restricted shares (4,447,979) and the underlying shares related to the warrants (1,111,993) associated with the 2005 equity raise are being registered on this registration statement. See the “Selling Shareholders” section in the prospectus filed as part of this registration statement for more details.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

The following exhibits are filed as part of the report or are incorporated by reference:

EXHIBITS

2.1	Agreement and Plan of Merger between Blencathia Acquisition Corporation and International Fuel Technology, Inc. (Filed as Exhibit 2.1 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

3.1	Certificate of Incorporation of International Fuel Technology, Inc. and all amendments. (Filed as Exhibit 3.1 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

3.2	By-laws of International Fuel Technology, Inc. (Filed as Exhibit 3.2 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

5.1	Opinion of Armstrong Teasdale, LLP (to be filed by amendment).

10.1	Consultant and Employee Stock Option Plan (Filed as Exhibit 10 to the registrant’s S-8 filing dated February 7, 2001 and incorporated herein by reference).

10.2	Long Term Incentive Plan (Filed as Exhibit 10.2 to the registrant’s annual report on Form 10-K filed on March 14, 2006 and incorporated herein by reference).

10.3	Jonathan R. Burst employment agreement (Filed as Exhibit 10.3 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

10.4	Jayne A. Winfrey employment agreement (Filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on April 7, 2005 and incorporated herein by reference).

10.5	Gary S. Hirstein employment agreement (Filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on April 7, 2005 and incorporated herein by reference).

21	Subsidiaries (Filed as Exhibit 21 to the registrant’s annual report on Form 10-K filed on March 14, 2006 and incorporated herein by reference).

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Armstrong Teasdale, LLP (included in exhibit 5.1).

24.1	Power of Attorney (contained on signature page to this registration statement on Form S-1).

(b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of St. Louis, state of Missouri, on May 8, 2006.

International Fuel Technology, Inc.
(Registrant)

By:	/s/ Jonathan R. Burst Name: Jonathan R. Burst Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan R. Burst and Gary S. Hirstein, and each of them, his or her attorney-in-fact for him or her in any and all capacities, to sign any amendments to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission hereby ratifying and confirming all that said attorney-in-fact may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on May 8, 2006 in the capacities indicated.

Name	Title	Date

/s/ Jonathan R. Burst Jonathan R. Burst	Chief Executive Officer and Director (Principal Executive Officer)	May 8, 2006

/s/ Gary S. Hirstein Gary S. Hirstein	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	May 8, 2006

/s/ Rex Carr Rex Carr	Director	May 8, 2006

/s/ Harry F. Demetriou Harry F. Demetriou	Director	May 8, 2006

/s/ Gary Kirk Gary Kirk	Director	May 8, 2006

/s/ David B. Norris David B. Norris	Director	May 8, 2006

/s/ Charles A. Stride Charles A. Stride	Director	May 8, 2006

EXHIBITS

2.1	Agreement and Plan of Merger between Blencathia Acquisition Corporation and International Fuel Technology, Inc. (Filed as Exhibit 2.1 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

3.1	Certificate of Incorporation of International Fuel Technology, Inc. and all amendments. (Filed as Exhibit 3.1 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

3.2	By-laws of International Fuel Technology, Inc. (Filed as Exhibit 3.2 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

5.1	Opinion of Armstrong Teasdale, LLP (to be filed by amendment).

10.1	Consultant and Employee Stock Option Plan (Filed as Exhibit 10 to the registrant’s S-8 filing dated February 7, 2001 and incorporated herein by reference).

10.2	Long Term Incentive Plan (Filed as Exhibit 10.2 to the registrant’s annual report on Form 10-K filed on March 14, 2006 and incorporated herein by reference).

10.3	Jonathan R. Burst employment agreement (Filed as Exhibit 10.3 to the registrant’s annual report on Form 10-K filed on May 10, 2000 and incorporated herein by reference).

10.4	Jayne A. Winfrey employment agreement (Filed as Exhibit 10.1 to the registrant’s current report on Form 8-K filed on April 7, 2005 and incorporated herein by reference).

10.5	Gary S. Hirstein employment agreement (Filed as Exhibit 10.2 to the registrant’s current report on Form 8-K filed on April 7, 2005 and incorporated herein by reference).

21	Subsidiaries (Filed as Exhibit 21 to the registrant’s annual report on Form 10-K filed on March 14, 2006 and incorporated herein by reference).

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of Armstrong Teasdale, LLP (included in exhibit 5.1).

24.1	Power of Attorney (contained on signature page to this registration statement on Form S-1).